Filed pursuant to Rule 424(b)(4)

Registration Statement No. 333-121828

PROSPECTUS

1,250,000 Shares

TOREADOR RESOURCES CORPORATION
Common Stock

          All 1,250,000 shares of common stock, $0.15625 par value, are being sold by Toreador Resources Corporation.

      Our common stock is listed on the Nasdaq National Market under the symbol “TRGL.” On February 10, 2005, the last reported sale price of our common stock as reported by the Nasdaq National Market was $25.60 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$24.25	$30,312,500
Underwriting discounts	$1.40	$1,750,000
Proceeds to Toreador Resources Corporation	$22.85	$28,562,500

      We have granted Morgan Keegan & Company, Inc. a 30-day option to purchase up to an aggregate of 187,500 shares of common stock, solely to cover over-allotments, if any.

      Morgan Keegan & Company, Inc. expects to deliver the shares of common stock to purchasers on or about February 16, 2005.

MORGAN KEEGAN & COMPANY, INC.

The date of this prospectus is February 11, 2005.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of our common stock in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus or that the information contained in any document incorporated by reference is accurate as of any date other than the date the document was filed with the Securities and Exchange Commission.

PROSPECTUS SUMMARY

      This summary highlights certain information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus, including the documents incorporated by reference, carefully, especially the section entitled “Risk Factors” beginning on page 9. The terms “Company,” “we,” “us,” “our,” and similar terms refer to Toreador Resources Corporation and its consolidated subsidiaries, unless the context otherwise requires. The term “Toreador” refers to Toreador Resources Corporation as a stand-alone entity, unless the context otherwise requires. All “$” or “dollar” amounts are in U.S. dollars, unless otherwise indicated. Certain oil and gas industry terms used in this prospectus such as “proved reserves” are defined in the section entitled “Certain Definitions” beginning on page 57 of this prospectus. Unless otherwise indicated, the information contained in this prospectus assumes that the underwriter does not exercise its over-allotment option.

The Company

      Toreador Resources Corporation is an independent international energy company engaged in oil and natural gas exploration, development, production, leasing and acquisition activities. Our strategy is to increase our reserves through a balanced combination of exploratory drilling, development and exploitation projects and acquisitions. We primarily focus on international exploration activities in countries where we can establish large acreage positions. In addition, we target our operations in countries that we believe have stable governments, have attractive fiscal policies and are net-importers of oil and natural gas.

      We currently hold interests in permits granting us the right to explore and develop oil and natural gas properties in the Paris Basin, France, offshore and onshore Turkey and onshore Romania. We also own various working-interest properties primarily in Texas, Kansas, New Mexico, Louisiana and Oklahoma. At December 31, 2004, we held interests in approximately 4.4 million gross acres (approximately 3.3 million net acres). At December 31, 2004, our estimated net proved reserves were 13.8 MMBOE.

Recent Developments

      On or prior to January 20, 2005, all of our outstanding 7.85% convertible subordinated notes due June 30, 2009 ($7.5 million aggregate principal amount) were exchanged for an aggregate of 914,634 shares of our common stock and an aggregate cash payment (in lieu of interest) of approximately $85,000.

      On or prior to December 31, 2004, all 160,000 shares of our Series A Convertible Preferred Stock were converted into an aggregate of 1,000,000 shares of our common stock.

      On December 30, 2004, we entered into a five-year $25.0 million reserve-based borrowing facility with a U.S. lender in order to finance the development and acquisition of oil and natural gas interests both domestically and internationally and for working capital purposes. This facility bears interest at a rate of prime less 0.5% and is secured by our domestic working-interests. The borrowers under this facility are two of our domestic subsidiaries, and Toreador has guaranteed the obligations. At February 10, 2005, we had drawn approximately $2.5 million under this facility, and we currently have approximately an additional $0.8 million available for borrowings.

      On December 23, 2004, we entered into a five-year $15.0 million reserve-based borrowing facility with a French lender, which is subject to French governmental approval. This facility bears interest at a floating rate of 2.25-2.75% above LIBOR depending on the amount of outstanding principal and has a flexible amortization schedule linked to the borrowing base. If we were currently permitted to draw on this facility, approximately $8.0 million would be available for borrowings. This facility will be secured by certain of our French assets, including contracts relating to our rights and interests in our French fields, our direct and indirect equity interests in certain of our subsidiaries and payments received from the sale of our French production. The borrower under this facility is a French subsidiary and Toreador will guarantee the obligations (along with certain other of our U.S. and French subsidiaries).

Operational Update

      We expect to spend approximately $46.0 million in 2005 on our exploration and development activities, primarily in France, Turkey and Romania. Previously, we had estimated our 2005 capital spending would range from $16.0 to $20.0 million. The increase from our previous estimate is primarily due to the accelerated appraisal and development of the South Akcakoca natural gas project in Turkey’s western Black Sea. We are targeting initial production from the project in 2006.

France

      In 2005, we anticipate spending approximately $10.0 million on exploratory and development drilling and production facility expansion in the Paris Basin.

•	In the Charmottes Field, the first of two horizontal development wells, the Charmottes-108, was spudded in January and is currently being drilled. This well will immediately be followed by the drilling of a second well, the Charmottes-110. If these two wells are successful, we may drill additional wells in the field that have not been included in the 2005 budget.

•	We are working on and are in the final stages of completion of the construction of expanded production facilities in the Charmottes Field. The expansion will accommodate the Charmottes-108 and the Charmottes- 110 wells, as well as the Charmottes-109 well (our horizontal development well drilled in the second quarter of 2004), and future successful development wells.

•	In the Neocomian complex, we plan to drill up to seven development wells.

•	During the second half of 2005, we plan to drill up to six exploratory wells on the 183,000-acre Courtenay permit. A geochemical study that will supplement existing geophysical and subsurface data is nearing completion. We believe the study will help identify future well locations.

Turkey

      In 2005, we will allocate the majority of our capital expenditure budget, or approximately $29.0 million, to projects in Turkey.

•	We plan to drill up to eight development wells in the South Akcakoca sub-basin of the Black Sea where we discovered natural gas in September 2004. A $5.3 million 190-square-kilometer 3D seismic survey of the South Akcakoca sub-basin was recently completed, and the analysis of the seismic data should be finalized in early 2005. The drilling of the first development well in the South Akcakoca sub-basin should begin in April 2005. To date, we have not been able to establish any proved reserves for the South Akcakoca sub-basin and will be unable to do so until production infrastructure is in place. We are operator and own a 36.75% working-interest in the permit covering 353,000 net acres.

•	Onshore Turkey, we plan to re-enter the Boyabat-2 well in the Sinop area northeast of Ankara. We operate and hold a 100% working-interest in six Sinop permits.

•	In January 2005, the Turkish government awarded us two additional Black Sea permits located in shallow waters offshore central Turkey comprising approximately 233,000 acres. We will conduct an analysis of existing technical data on these two permits in which we hold a 100% working-interest.

•	In the Thrace Black Sea region, we expect to reprocess seismic data on the 842,000-acre Thrace Black Sea permit located between Bulgaria and the Bosporus Straits. In 2006, we anticipate following up with a 3D seismic survey of the area. We own a 100% working-interest in the permit.

Romania

      We intend to spend $6.0 million in Romania in 2005, primarily on a multi-well rehabilitation program. In early 2005, we re-entered one well on the 1,325-acre Fauresti permit. We anticipate re-entering five additional wells and drilling two new development wells on this permit in 2005. We also anticipate re-entering a well on the Viperesti permit and will continue to gather geological and geophysical information, as well as reprocess seismic data, on the Viperesti and Moinesti permits. We have a 100% working-interest in the Romanian permits covering an aggregate 625,325 acres.

United States

      Our U.S. capital spending budget for 2005 is approximately $1.0 million. Our goal in 2005 is to double U.S. proved reserves through continued working-interest participation in exploratory drilling ventures.

Business Strategy

      Our business strategy is to grow our oil and natural gas reserves, production volumes and cash flows through drilling internally generated prospects, primarily in the international arena. We also seek complementary acquisitions of new interests in our core geographic areas of operation.

      We seek to:

      Exploit existing properties. We exploit our existing permits by drilling both exploratory and development wells in numerous areas in France, Turkey and Romania. As of December 31, 2004, we have identified approximately 40 gross wells in these areas to be drilled in 2005 on our approximately 4.4 million gross acres.

      Pursue new permits and selective property acquisitions. We target incremental acquisitions in our existing core areas through the pursuit of new permits. Our additional growth initiatives include identifying acquisitions of (i) producing properties that will enable us to increase our production and (ii) reserve and acreage positions on favorable economic terms. Generally, we seek properties and acquisition candidates where we can apply our existing technical knowledge base.

      Focus on core geographic regions. We have focused our operations to date on core geographic areas in France, Turkey and Romania. We believe this allows us to develop the regional expertise needed to interpret specific geological trends and develop economies of scale. We focus our operations in countries that we believe have stable governments, have attractive fiscal policies and are net-importers of oil and natural gas.

      Manage our risk exposure. Because exploration projects have a higher degree of risk than development projects, we generally plan to limit our exploratory expenditures to no more than 33% of the total annual capital expenditure budget per year. We have balanced our exploration and development activities to support our overall goal of growing and maintaining a long-lived reserve base. We also expect to make significant investments in seismic data. By equipping our geologists and geophysicists with state-of-the-art seismic information, we intend to increase the number of higher potential prospects we drill. As appropriate, we may enter into joint ventures in order to reduce our risk exposure in exchange for a portion of our interests.

      Maintain operational flexibility. Given the volatility of commodity prices and the risks involved in drilling, we remain flexible and may adjust our drilling program and capital expenditure budget throughout the year. We may defer capital projects in order to seize attractive acquisition opportunities. If certain areas generate higher-than-anticipated returns, we may accelerate drilling in those areas and decrease capital expenditures elsewhere.

Competitive Strengths

      We believe we are well positioned to execute our business strategy because of the following competitive strengths:

      Experienced management. We have assembled a management team with considerable technical expertise and industry experience. The members of our management team average more than 25 years of experience in the industry. In addition, our management team has experience working in over 40 countries.

      Strong balance sheet. In January 2004, we discharged our two senior secured credit facilities, thus strengthening our balance sheet and improving our operating flexibility. Since the discharge of these facilities, we have entered into two new credit facilities with more favorable and flexible terms, largely because of our improved balance sheet.

      Large acreage positions. We have obtained permits that cover large acreage positions in our core areas. Currently, we have approximately 4.4 million gross acres (approximately 3.3 million net acres).

Corporate Information

      We were incorporated in 1951 and were formerly known as Toreador Royalty Corporation. We are a Delaware corporation and our shares of common stock are listed on the Nasdaq National Market under the symbol “TRGL.” Our principal offices are located at 4809 Cole Avenue, Suite 108, Dallas, Texas 75205, and our telephone number is 214.559.3933 or 800.966.2141. Our website address is http://www.toreador.net. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

The Offering

Common stock offered by us	1,250,000 shares.(1)

Common stock to be outstanding after this offering	13,321,953 shares at February 10, 2005.(2)

Use of proceeds	The net proceeds from the offering will be used for general corporate purposes, including funding our 2005 capital expenditure budget. A portion of the proceeds may also be used to fund possible acquisitions of related oil and natural gas businesses or interests. Although we continually review acquisition opportunities, we have no binding commitments relating to any such acquisitions.

Nasdaq National Market symbol	TRGL

Risk factors	For a discussion of certain risks associated with an investment in our common stock, please see the section entitled “Risk Factors” beginning on page 9 of this prospectus.

(1)	Does not include the 187,500 shares of common stock subject to the underwriter’s over-allotment option.

(2)	Does not include (i) the 187,500 shares of common stock subject to the underwriter’s over-allotment option; (ii) 1,188,610 shares issuable upon exercise of currently issued stock options and warrants; (iii) 219,962 shares issuable upon conversion of the second amended and restated convertible debenture; and (iv) 962,500 shares issuable upon conversion of the Series A-1 Convertible Preferred Stock.

Summary Consolidated Financial Data

      The following table summarizes our consolidated financial data which is derived from our consolidated financial statements. The summary consolidated financial data as of and for the year ended December 31, 2003, 2002 and 2001 have been derived from our audited financial statements for those years. The summary consolidated data as of September 30, 2003 and 2004 and for each of the nine-month periods then ended are derived from our unaudited interim consolidated financial statements and, in our opinion, include all adjustments, which are only normal recurring adjustments, necessary for a fair presentation. Our results of operations for the nine-month period ended September 30, 2004 may not be indicative of results that may be expected for the full year.

      In January 2004, we sold our U.S. mineral and royalty interests. The gain on the sale, net of related tax, and the operating results of the interests sold are reflected in the following table as discontinued operations.

      You should read the following summary financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Historical results are not necessarily indicative of results to be expected in the future.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

				(Unaudited)

	(in thousands, except per share data)
Revenues:
Oil and natural gas sales	$7,937	$17,456	$17,845	$14,131	$15,793
Gain (loss) on commodity derivatives	26	(2,150)	(1,017)	(539)	(1,180)
Lease bonuses and rentals	—	69	18	18	14

Total revenues	7,963	15,375	16,846	13,610	14,627
Costs and expenses:
Lease operating	2,589	6,071	6,651	5,323	5,036
Exploration and acquisition	2,619	2,234	2,411	812	984
Depreciation, depletion and amortization	3,510	3,797	3,246	2,413	2,568
Impairment of oil and natural gas properties	1,237	525	171	—	—
Reduction in force	—	—	466	466	116
General and administrative	1,583	5,270	3,028	2,704	3,735

Total costs and expenses	11,538	17,897	15,973	11,718	12,439

Operating income (loss)	(3,575)	(2,522)	873	1,892	2,188
Total other income (expense)	(974)	(5,205)	61	174	3,769

Income (loss) before income taxes	(4,549)	(7,727)	934	2,066	5,957
Provision (benefit) for income taxes	(1,802)	(2,061)	(266)	929	(896)

Income (loss) from continuing operations, net of tax	(2,747)	(5,666)	1,200	1,137	6,853
Income (loss) from discontinued operations, net of tax	2,105	(441)	1,182	1,306	18,354

Net income (loss)	(642)	(6,107)	2,382	2,443	25,207
Less dividends on preferred shares	360	374	500	347	540

Income (loss) applicable to common shares	$(1,002)	$(6,481)	$1,882	$2,096	$24,667

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

				(Unaudited)

	(in thousands, except per share data)
Basic income (loss) per share from:
Continuing operations	$(0.49)	$(0.65)	$0.07	$0.08	$0.67
Discontinued operations	0.33	(0.04)	0.13	0.14	1.93

	$(0.16)	$(0.69)	$0.20	$0.22	$2.60

Diluted income (loss) per share from:
Continuing operations	$(0.49)	$(0.65)	$0.07	$0.08	$0.56
Discontinued operations	0.33	(0.04)	0.13	0.14	1.48

	$(0.16)	$(0.69)	$0.20	$0.22	$2.04

Weighted average shares outstanding:
Basic	6,319	9,343	9,338	9,338	9,503
Diluted	6,319	9,343	9,347	9,344	12,406

CASH FLOW DATA:
Cash flow provided by (used in):
Operating activities	$8,856	$6,362	$6,879	$7,097	$(299)
Investing activities	(12,331)	(1,668)	(3,241)	(4,220)	28,689
Financing activities	3,874	(5,873)	(1,869)	(3,234)	(21,703)
Capital expenditures for oil and natural gas property and equipment	(11,979)	(6,178)	(3,713)	(4,708)	(12,434)

		At September 30, 2004

		(Unaudited)
	At December 31, 2003	Actual	As Adjusted(1)

	(in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents	$2,819	$7,604	$35,898
Total assets	91,542	92,733	121,027
Long-term debt (including current portion)(2)	—	9,660	1,485
Stockholders’ equity	37,322	58,674	95,143

(1)	As adjusted to reflect (i) the conversion of $675,000 principal amount of the second amended and restated convertible debenture in December 2004, (ii) the conversion of the Series A Convertible Preferred Stock prior to or on December 31, 2004, (iii) the exchange of all of our 7.85% convertible subordinated notes due June 30, 2009 ($7.5 million aggregate principal amount) for an aggregate of 914,634 shares of our common stock and an aggregate cash payment (in lieu of interest) of approximately $85,000, and (iv) the anticipated net proceeds from this offering.

(2)	We have recently entered into two new borrowing facilities. If we were currently permitted to draw on our $15.0 million facility (which is subject to French governmental approval), approximately $8.0 million would be available for borrowings under this facility. At February 10, 2005, we had drawn approximately $2.5 million under the $25.0 million facility, and we currently have approximately an additional $0.8 million available for borrowings.

Summary Operating Data

      The following table summarizes our oil, natural gas and natural gas liquids production, net of royalties, for the periods indicated. This information is unaudited.

	Year Ended December 31, 2003					Nine Months
						Ended
	United States	France	Turkey	Actual	As Adjusted(1)	September 30, 2004

Production:
Oil (Bbls)	190,118	373,999	91,680	655,797	541,467	399,427
Daily average (Bbls/ Day)	521	1,025	251	1,797	1,483	1,463
Gas (Mcf)	1,561,380	—	—	1,561,380	739,941	420,675
Daily average (Mcf/ Day)	4,278	—	—	4,278	2,027	1,541
Daily average (BOE/ Day)	1,234	1,025	251	2,510	1,821	1,720
Unit prices:
Average oil price ($/Bbl)	$28.17	$25.76	$24.65	$26.30	$26.02	$33.44
Average gas price ($/Mcf)	4.83	—	—	4.83	4.74	5.58
Average equivalent price ($/BOE)	28.65	25.76	24.65	27.07	26.47	33.40
Unit costs ($/BOE):
Lease operating	$5.72	$11.47	$9.04	$8.40	$10.01	$10.73
Exploration and acquisition	2.53	—	13.86	2.63	3.63	2.10
Depreciation, depletion and amortization	4.49	3.63	5.97	4.28	4.88	5.47
Impairment of oil and natural gas properties	0.38	—	—	0.19	0.26	—
General and administrative	7.90	2.17	9.15	5.68	4.49	7.95
Interest and other	2.50	(1.60)	1.33	0.71	(0.26)	(8.03)

Total	$23.52	$15.67	$39.35	$21.89	$23.01	$18.22

(1)	As adjusted for the January 2004 sale of our U.S. mineral and royalty interests assuming the sale was effective January 1, 2003.

Summary Oil and Natural Gas Reserves

      The following table sets forth information about our estimated net proved reserves as adjusted at December 31, 2003 to reflect the sale of our U.S. mineral and royalty interests and at December 31, 2004. LaRoche Petroleum Consultants, Ltd., an independent petroleum engineering firm in Dallas, Texas, prepared the estimates of proved developed reserves, proved undeveloped reserves and discounted present value (pretax). No reserve reports have been provided to any governmental agencies.

	At December 31,

	2003	2004

Proved developed:
Oil (MBbl)	7,878	8,444
Gas (MMcf)	5,803	4,875
Total (MBOE)	8,845	9,256
Proved undeveloped:
Oil (MBbl)	4,746	4,499
Gas (MMcf)	124	58
Total (MBOE)	4,767	4,509
Total proved (MBOE)	13,612	13,765
Discounted present value at 10% (pretax) (in thousands)	$85,596	$115,142

RISK FACTORS

      Any investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and other information included in this prospectus before purchasing our common stock. Although the risks described below are the risks that we believe are material, they are not the only risks relating to our business and our common stock. Additional risks and uncertainties, including those that are not yet identified or that we currently believe are immaterial, may also adversely affect our business, financial condition or results of operations. If any of the events described below occur, our business and financial results could be adversely affected in a material way. This could cause the market price of our common stock to decline, perhaps significantly, and you could lose all or part of your investment.

Industry Risks

The volatility of the oil and natural gas industry may have an adverse impact on our operations

      Our revenues, cash flows and profitability are substantially dependent upon prevailing prices for oil and natural gas. In recent years, oil and natural gas prices and, therefore, the level of drilling, exploration, development and production, have been extremely volatile. Any significant or extended decline in oil or natural gas prices will have a material adverse effect on our business, financial condition and results of operations and could impair access to future sources of capital. Volatility in the oil and natural gas industry results from numerous factors over which we have no control, including:

•	the level of oil and natural gas prices, expectations about future oil and natural gas prices and the ability of international cartels to set and maintain production levels and prices;

•	the cost of exploring for, producing and transporting oil and natural gas;

•	the domestic and foreign supply of oil and natural gas;

•	domestic and foreign governmental regulation;

•	the level and price of foreign oil and natural gas transportation;

•	available pipeline and other oil and natural gas transportation capacity;

•	weather conditions;

•	international political, military, regulatory and economic conditions;

•	the level of consumer demand;

•	the price and the availability of alternative fuels;

•	the effect of worldwide energy conservation measures; and

•	the ability of oil and natural gas companies to raise capital.

      Significant declines in oil and natural gas prices for an extended period may:

•	impair our financial condition, liquidity, ability to finance planned capital expenditures and results of operations;

•	reduce the amount of oil and natural gas that we can produce economically;

•	cause us to delay or postpone some of our capital projects;

•	reduce our revenues, operating income and cash flow; and

•	reduce the carrying value of our oil and natural gas properties.

      No assurance can be given that current levels of oil and natural gas prices will continue. We expect oil and natural gas prices, as well as the oil and natural gas industry generally, to continue to be volatile.

Continued financial success depends on our ability to replace our reserves in the future

      Our future success as an oil and natural gas producer depends upon our ability to find, develop and acquire additional oil and natural gas reserves that are profitable. Oil and natural gas are depleting assets, and production from oil and natural gas or properties declines as reserves are depleted with the rate of decline depending on reservoir characteristics. If we are unable to conduct successful exploration or development activities or acquire properties containing proved reserves, our proved reserves generally will decline as reserves are produced, and our level of production and cash flows will be adversely affected.

We face numerous risks in finding commercially productive oil and natural gas reservoirs

      Our drilling will involve numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be encountered. We may incur significant expenditures for the identification and acquisition of properties and for the drilling and completion of wells. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, weather conditions and shortages or delays in the delivery of equipment. In addition, any use by us of 3D seismic and other advanced technology to explore for oil and natural gas requires greater pre-drilling expenditures than traditional drilling methodologies. While we use advanced technology in our operations, this technology does not allow us to know conclusively prior to drilling a well that oil or natural gas is present or economically producible.

      In addition, as a “successful efforts” company, we account for unsuccessful exploration efforts, i.e., the drilling of “dry holes,” as an expense of operations which impacts our earnings. Significant expensed exploration charges in any period would materially adversely affect our earnings for that period and could cause our earnings to be volatile from period to period.

We are exposed to operating hazards and uninsured risks

      Our operations are subject to the risks inherent in the oil and natural gas industry, including the risks of:

•	fire, explosions and blowouts;

•	pipe failure;

•	abnormally pressured formations; and

•	environmental accidents such as oil spills, natural gas leaks, ruptures or discharges of toxic gases, brine or well fluids into the environment (including groundwater contamination).

      These events may result in substantial losses to us from:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigation;

•	penalties and suspension of operations; or

•	attorney’s fees and other expenses incurred in the prosecution or defense of litigation.

      As is customary in our industry, we maintain insurance against some, but not all, of these risks. We cannot assure you that our insurance will be adequate to cover these losses or liabilities. We do not carry business interruption insurance. Losses and liabilities arising from uninsured or underinsured events may have a material adverse effect on our financial condition and operations.

      We carry well control insurance for our drilling operations. Our coverage includes blowout protection and liability protection on domestic and international wells.

      The producing wells in which we have an interest occasionally experience reduced or terminated production. These curtailments can result from mechanical failures, contract terms, pipeline and processing plant interruptions, market conditions and weather conditions. These curtailments can last from a few days to many months.

Reserve estimates depend on many assumptions that may turn out to be inaccurate

      Any material inaccuracies in these reserve estimates or underlying assumptions could materially affect the quantities and present values of our reserves. The process of estimating natural gas and oil reserves is complex. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in this prospectus. In order to prepare these estimates we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions relating to matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise.

      Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and pre-tax net present value of reserves shown in this prospectus. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

      You should not assume that the pre-tax net present value of our proved reserves referred to in this prospectus is the current market value of our estimated oil and natural gas reserves. We base the pre-tax net present value of future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices, costs, and the volume of produced reserves may differ materially from those used in the pre-tax net present value estimate.

Company Risks

Our growth depends on our ability to obtain additional capital

      Effectuation of our business strategy will require substantial capital expenditures. In order to fund our growth, we will need to obtain additional capital. The amount and timing of our future capital requirements will depend upon a number of factors, including:

•	drilling results and costs;

•	transportation costs;

•	equipment costs and availability;

•	marketing expenses;

•	oil and natural gas prices;

•	requirements and commitments under existing permits;

•	staffing levels and competitive conditions; and

•	any purchases or dispositions of assets.

      Our ability to raise additional capital will depend on the results of our operations and the status of various capital and industry markets at the time we seek such capital. Our failure or inability to obtain any required additional financing on favorable terms could materially and adversely affect our growth, cash flow and earnings, including our ability to meet our 2005 capital expenditures budget.

      We discharged our senior secured credit facilities in January 2004. Although we have entered into a $25.0 million reserve-based borrowing facility secured by our U.S. assets and a $15.0 million reserve-based borrowing facility secured by our French assets (which is subject to French governmental approval), our ability to borrow under these facilities is limited because of borrowing base restrictions. At February 10, 2005, we had drawn approximately $2.5 million under the $25.0 million facility, and currently we have approximately an additional $0.8 million available for borrowings. Under the $15.0 million facility, assuming we had French governmental approval, borrowings of approximately $8.0 million would have been available at February 10, 2005.

      No assurance can be given that we will have the needed additional capital to fund our growth under these facilities, from the net proceeds of this offering or otherwise.

The terms of our indebtedness may restrict our ability to grow

      Our $15.0 million facility, if approved by the French government, will restrict our ability to incur additional indebtedness. In addition, our $25.0 million facility restricts the ability of the borrowers, two of our domestic subsidiaries, to incur additional indebtedness. Thus, we may not be able to obtain sufficient capital to grow our business and we may lose opportunities to acquire interests in oil and natural gas properties or related businesses because of our inability to fund such growth.

      Our ability to comply with the restrictions and covenants of our indebtedness in the future is uncertain and would be affected by the levels of cash flow from our operations and events or circumstances beyond our control. Our failure to comply with any of the restrictions and covenants could result in a default, which could permit the lender to accelerate repayments and foreclose on the collateral securing the indebtedness.

      In addition, our pursuit of capital could result in the issuance of potentially dilutive equity securities. Any additional future indebtedness may limit our financial and operating flexibility in a manner similar to and potentially more restrictive than the facilities discussed above. We also may utilize the capital currently expected to be available from our present operations to fund other opportunities.

Acquisition prospects may be difficult to assess and may pose additional risks to our operations

      After this offering, we expect to evaluate and, where appropriate, pursue acquisition opportunities on terms we consider favorable. In particular, we expect to pursue acquisitions of businesses or interests that will complement and allow us to expand our exploration activities; however, currently, we have no binding commitments related to any acquisitions. The successful acquisition of interests in oil and natural gas properties requires an assessment of:

•	recoverable reserves;

•	exploration potential;

•	future oil and natural gas prices;

•	operating costs;

•	potential environmental and other liabilities and other factors; and

•	permitting and other environmental authorizations required for our operations.

      In connection with such an assessment, we would expect to perform a review of the subject properties that we believe to be generally consistent with industry practices. Nonetheless, the resulting conclusions are necessarily inexact and their accuracy inherently uncertain, and such an assessment may not reveal all existing or potential problems, nor will it necessarily permit a buyer to become sufficiently familiar with the properties to fully assess their merits and deficiencies. Inspections may not always be performed on every platform or well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken.

      Future acquisitions could pose numerous additional risks to our operations and financial results, including:

•	problems integrating the purchased operations, personnel or technologies;

•	unanticipated costs;

•	diversion of resources and management attention from our core business;

•	entry into regions or markets in which we have limited or no prior experience; and

•	potential loss of key employees, particularly those of any acquired organization.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial, technological and other resources than we do

      We operate in the highly competitive areas of oil and natural gas exploration, development, production, leasing, and acquisition activities. The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. We face intense competition from independent, technology-driven companies as well as from both major and other independent oil and natural gas companies in each of the following areas:

•	seeking to acquire desirable producing properties or new leases for future exploration;

•	marketing our oil and natural gas production;

•	integrating new technologies; and

•	seeking to acquire the equipment and expertise necessary to develop and operate our properties.

      Many of our competitors have financial, technological and other resources substantially greater than ours, and some of them are fully integrated oil and natural gas companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Further, these companies may enjoy technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, implement advanced technologies, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

Our business exposes us to liability and extensive regulation on environmental matters

      Our operations are subject to numerous federal, state and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. Such laws and regulations not only expose us to liability for our own negligence, but may also expose us to liability for the conduct of others or for our actions that were in compliance with all applicable laws at the time those actions were taken.

A significant portion of our operations is conducted in France, Turkey and Romania. Therefore, we are subject to political and economic risks and other uncertainties

      We have international operations and are subject to the following foreign issues and uncertainties that can affect our operations adversely:

•	the risk of expropriation, nationalization, war, revolution, border disputes, renegotiation or modification of existing contracts, and import, export and transportation regulations and tariffs;

•	taxation policies, including royalty and tax increases and retroactive tax claims;

•	exchange controls, currency fluctuations and other uncertainties arising out of foreign government sovereignty over international operations;

•	laws and policies of the United States affecting foreign trade, taxation and investment;

•	the possibility of being subjected to the exclusive jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States; and

•	the possibility of restrictions on repatriation of earnings or capital from foreign countries.

Terrorist activities may adversely affect our business

      Terrorist activities, including events similar to those of September 11, 2001, or armed conflict involving the United States or any other country in which we hold interests, may adversely affect our business activities and financial condition. If events of this nature occur and persist, the resulting political and social instability could adversely affect prevailing oil and natural gas prices and cause a reduction in our revenues. In addition, oil and natural gas production facilities, transportation systems and storage facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our operations is destroyed or damaged. Costs associated with insurance and other security measures may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

We are highly dependent upon key personnel

      Our continued success is dependent to a significant degree upon the services of our executive officers and upon our ability to attract and retain qualified personnel who are experienced in the various phases of our business. If we lose the services of one or more of our executive officers, our business, financial condition, results of operations or the market value of our common stock could be materially adversely affected. We do not maintain key man life insurance for any of our executive officers.

Our marketing of oil and natural gas production principally depends upon facilities operated by others, and these operations may change and have a material adverse effect on our marketing

      Our marketing of oil and natural gas production principally depends upon facilities operated by others. The operations of those facilities may change and have a material adverse effect on our marketing of oil and natural gas production. In addition, we rely upon third parties to operate many of our properties and may have no control over the timing, extent and cost of development and operations. As a result of these third-party operations, we cannot control the timing and volumes of production. Transportation space on the gathering systems and pipelines we utilize is occasionally limited or unavailable due to repairs or improvements to facilities or due to space being utilized by other companies that have priority transportation agreements. Our access to transportation options also can be affected by U.S. federal and state regulation and foreign regulation of oil and natural gas production and transportation, general economic conditions and changes in supply and demand. These factors and the availability of markets are beyond our control. If market factors dramatically change, the financial impact on our revenues could be substantial and could adversely affect our ability to produce and market oil and natural gas.

We may not be able to renew our permits or obtain new ones

      We do not hold title to properties in France, Turkey or Romania, but have exploration and exploitation permits granted by these countries’ respective governments. There can be no assurance that we will be able to renew any of these permits when they expire, convert exploration permits into exploitation permits or obtain additional permits in the future.

Our production may not offset hedges, and we may not benefit from price increases by hedging

      Although we are not currently a party to a hedging transaction, occasionally, we may reduce our exposure to the volatility of oil and natural gas prices by hedging a portion of our production. In a typical hedge transaction, we will have the right to receive from the counterparty to the hedge the excess of the fixed price specified in the hedge over a floating price based on a market index, multiplied by the quantity hedged. If the floating price exceeds the fixed price, we will be required to pay the counterparty this difference multiplied by the quantity hedged. In such case, we will be required to pay the difference regardless of whether we have sufficient production to cover the quantities specified in the hedge. Significant reductions in production at times when the floating price exceeds the fixed price could require us to make payments under the hedge agreements even though such payments are not offset by sales of production. Hedging also could prevent us from receiving the full advantage of increases in oil or natural gas prices above the fixed amount specified in the hedge.

Our operations are subject to currency fluctuation risks

      We currently have operations involving the U.S. dollar, the Euro and the Turkish Lira. We are subject to fluctuations in the value of the U.S. dollar as compared to the Euro and the Turkish Lira, respectively. These fluctuations may adversely affect our results of operations.

We cannot rely on the results of our non-core assets in the future

      We have made equity investments in technology-related businesses that, although related to the energy industry, are not part of our core strategy. Although we have obtained a return of some of our initial investments and have received earnings from these investments during various periods, there can be no assurance that we will be able to obtain any future returns from these investments. Additionally, these investments are subject to the risks associated generally with technology-related industries, including obsolescence, competition, concentration and the inability to obtain the necessary capital for future growth.

Risks Related to Our Common Stock and This Offering

Our common stock has experienced, and may continue to experience, price volatility and low trading volume

      Our stock price is subject to significant volatility. Overall market conditions, in addition to other risks and uncertainties described in this “Risk Factors” section and elsewhere in this prospectus, may cause the market price of our common stock to fall. We participate in a price sensitive industry, which often results in significant volatility in the market price of common stock irrespective of company performance. As a result, our high and low closing stock prices for the twelve months ended February 10, 2005 were $25.60 and $4.41 respectively. Fluctuations in the price of our common stock may be exacerbated by conditions in the energy and oil and natural gas industries or conditions in the financial markets generally.

      Our common stock is quoted on the Nasdaq National Market under the symbol “TRGL.” However, daily trading volumes for our common stock are, and may continue to be, relatively small compared to many other publicly traded securities. We cannot assure you that this offering will increase the trading volume for our common stock. It may be difficult for you to sell your shares in the public market at any given time at prevailing prices, and the price of our common stock may, therefore, be volatile.

A large percentage of our common stock is owned by our officers and directors, and such stockholders may control our business and affairs

      At February 10, 2005, our officers and directors as a group held a beneficial interest in approximately 38.06% of our common stock (including shares issuable upon exercise of stock options for common stock held by officers and directors, upon conversion of our Series A-1 Convertible Preferred Stock held by directors and affiliates of certain directors and upon conversion of the second amended and restated convertible debenture held by an affiliate of a director). The officers and directors control our business and affairs. Due to their large ownership percentage interest, they may be able to remain entrenched in their positions.

Due to the restrictions placed on us by our outstanding shares of preferred stock and the $15.0 million facility, we do not expect to pay cash dividends in the near future

      We do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, the terms of our outstanding shares of preferred stock and our $15.0 million facility, if approved by the French government, restrict our ability to pay dividends on our common stock. Therefore, our common stock is not a suitable investment for persons requiring current income.

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements, as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

      These forward-looking statements relate to, among others, the following:

•	our future financial and operating performance and results;

•	our business strategy;

•	market prices;

•	our future commodity price risk management activities; and

•	our plans and forecasts.

      We have based these forward-looking statements on our current assumptions, expectations and projections about future events.

      We use the words “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “target,” “continue,” “intend,” “plan,” “budget” and other similar words to identify forward-looking statements. You should read statements that contain these words carefully because they discuss future expectations, contain projections of results of operations or of our financial condition and/or state other “forward-looking” information. We do not undertake any obligation to update or revise publicly any forward-looking statements, except as required by law. These statements also involve risks and uncertainties that could cause our actual results or financial condition to materially differ from our expectations in this prospectus, including, but not limited to:

•	fluctuations in prices of oil and natural gas;

•	future capital requirements and availability of financing;

•	geological concentration of our reserves;

•	risks associated with drilling and operating wells;

•	risks relating to foreign operations;

•	competition;

•	general economic conditions;

•	governmental regulations;

•	receipt of amounts owed to us by purchasers of our production and counterparties to our hedging contracts;

•	hedging decisions, including whether or not to hedge;

•	events similar to September 11, 2001;

•	actions of third party co-owners of interests in properties in which we also own an interest; and

•	fluctuations in interest rates.

      We believe that it is important to communicate our expectations of future performance to our investors. However, events may occur in the future that we are unable to accurately predict, or over which we have no control. When considering our forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted in this prospectus and other factors noted throughout this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from those contained in any forward-looking statement. Please read the section entitled “Risk Factors” for a discussion of certain risks of our business and an investment in our common stock.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of shares of common stock by us will be approximately $28.3 million, or approximately $32.6 million if the underwriter exercises its over-allotment option in full (after deducting the underwriting discounts and the estimated offering expenses payable by us). The net proceeds from the sale of the shares of common stock, after deducting underwriting discounts and other estimated expenses, will be used for general corporate purposes, including funding our 2005 capital expenditure budget.

      The net proceeds will not be deployed all at once. Pending such use, we intend to use the net proceeds not initially deployed to repay current and future borrowings under our credit facilities. We anticipate that the net proceeds used to repay borrowings under our credit facilities will be available under such facilities to fund our 2005 capital expenditure budget, subject to our compliance with conditions to funding and borrowing base recalculations. For a description of the terms of our credit facilities, see “Capitalization.”

      A portion of the net proceeds may also be used to fund possible acquisitions of properties or related businesses or interests. However, although we continuously review acquisition opportunities, we have no binding commitments relating to any such acquisitions.

DIVIDEND POLICY

      We currently intend to continue our policy of retaining earnings to finance the growth of our business. As a result, we do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, the terms of our outstanding shares of preferred stock and the $15.0 million facility, if approved by the French government, restrict our ability to pay dividends on our common stock.

PRICE RANGE OF COMMON STOCK

      Our shares of common stock are traded on the Nasdaq National Market under the trading symbol “TRGL.” The following table sets forth the high and low sale prices per share for the common stock for each quarterly period set forth below as reported by the Nasdaq National Market based upon quotations that reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Year Ended
	December 31, 2002

	High	Low

First Quarter	$4.90	$3.66
Second Quarter	4.24	3.71
Third Quarter	4.09	2.50
Fourth Quarter	3.40	1.96

	Year Ended
	December 31, 2003

	High	Low

First Quarter	$2.80	$1.91
Second Quarter	3.49	2.21
Third Quarter	3.05	2.33
Fourth Quarter	4.65	2.25

	Year Ended
	December 31, 2004

	High	Low

First Quarter	$6.49	$4.06
Second Quarter	7.73	4.67
Third Quarter	10.15	6.02
Fourth Quarter	24.37	8.78

	Year Ended
	December 31, 2005

	High	Low

First Quarter (through February 10, 2005)	$26.40	$18.50

      On February 10, 2005, the last reported sale price of our common stock as reported by the Nasdaq National Market was $25.60 per share.

CAPITALIZATION

      The following table sets forth our unaudited capitalization at September 30, 2004:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (i) the sale of the shares of common stock by us in this offering, (ii) the conversion of $675,000 principal amount of the second amended and restated convertible debenture into 100,000 shares of our common stock, which conversion occurred in December 2004, (iii) the conversion of 160,000 shares of our Series A Convertible Preferred Stock into 1,000,000 shares of our common stock, which conversion occurred prior to or on December 31, 2004, (iv) the conversion of 6,000 shares of our Series A-1 Convertible Preferred Stock into 37,500 shares of our common stock, which conversion occurred on December 31, 2004 and (v) the exchange of all of our 7.85% convertible subordinated notes due June 30, 2009 ($7.5 million aggregate principal amount) for an aggregate of 914,634 shares of our common stock and an aggregate cash payment (in lieu of interest) of approximately $85,000, which exchange occurred prior to or on January 20, 2005.

      This table should be read in conjunction with and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included in our quarterly report on Form 10-Q for the quarter ended September 30, 2004, which are incorporated by reference herein.

	At September 30, 2004

	(Unaudited)
	Actual	As Adjusted(2)

	(In thousands)
Cash and cash equivalents	$7,604	$35,898

Long-term debt, including current maturities(1)	$9,660	$1,485
Stockholders’ equity:
Preferred Stock, Series A and A-1, $1.00 par value, 4,000,000 shares authorized; 320,000 issued at September 30, 2004; 154,000 shares of Series A-1 as adjusted	320	154
Common Stock, $0.15625 par value, 300,000,000 shares authorized; 10,366,496 shares issued at September 30, 2004; 13,668,630 shares as adjusted	1,620	2,136
Capital in excess of par value	34,862	70,981
Retained earnings	24,685	24,685
Accumulated other comprehensive income	(279)	(279)
Treasury stock at cost:
721,027 shares	(2,534)	(2,534)

Total stockholders’ equity	58,674	95,143

Total capitalization	$68,334	$121,027

(1)	The actual 2004 long-term debt, including current maturities, consists of $7.5 million aggregate principal amount of our 7.85% convertible subordinated notes due June 30, 2009 and approximately $2.2 million aggregate principal amount owing under our second amended and restated convertible debenture. The second amended and restated convertible debenture bears interest at a rate of 6.0% per annum, payable quarterly in arrears in cash or in shares of our common stock, at our option, is convertible into shares of our common stock at any time at a conversion price of $6.75 per share and matures on March 31, 2006.

(2)	The as adjusted 2004 long-term debt gives effect to the exchange of our 7.85% convertible subordinated notes due June 30, 2009 for an aggregate of 914,634 shares of our common stock and an aggregate cash payment (in lieu of interest) of approximately $85,000 and the conversion of $675,000 principal amount of the second amended and restated convertible debenture into 100,000 shares of our common stock. We have recently entered into two new borrowing facilities. If we were currently permitted to draw on the $15.0 million facility (which is subject to French governmental approval), approximately $8.0 million would be available for borrowings under this facility. The interest rate on the $15.0 million facility is a floating rate of 2.25-2.75% above LIBOR. At February 10, 2005, we had drawn approximately $2.5 million under the $25.0 million facility for general working capital purposes. This amount is due December 31, 2009 and bears interest at prime less 0.5%. The current interest rate is 5.0%. Currently we have approximately an additional $0.8 million available for borrowings.

SELECTED FINANCIAL DATA

      The following table summarizes our consolidated financial data which is derived from our consolidated financial statements. The consolidated financial data as of and for the year ended December 31, 2003, 2002 and 2001 have been derived from our audited financial statement those years. The consolidated data as of September 30, 2003 and 2004 and for each of the nine month periods then ended are derived from our unaudited interim consolidated financial statements and, in our opinion, include all adjustments, which are only normal recurring adjustments, necessary for a fair presentation. Our results of operations for the nine-month period ended September 30, 2004 may not be indicative of results that may be expected for the full year.

      In January 2004, we sold our U.S. mineral and royalty interests. The gain on the sale, net of related tax, and the operating results of the interests sold are reflected in the following table as discontinued operations.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

				(Unaudited)

	(In thousands, except per share data)
Revenues:
Oil and natural gas sales	$7,937	$17,456	$17,845	$14,131	$15,793
Gain (loss) on commodity derivatives	26	(2,150)	(1,017)	(539)	(1,180)
Lease bonuses and rentals	—	69	18	18	14

Total revenues	7,963	15,375	16,846	13,610	14,627
Costs and expenses:
Lease operating	2,589	6,071	6,651	5,323	5,036
Exploration and acquisition	2,619	2,234	2,411	812	984
Depreciation, depletion and amortization	3,510	3,797	3,246	2,413	2,568
Impairment of oil and natural gas properties	1,237	525	171	—	—
Reduction in force	—	—	466	466	116
General and administrative	1,583	5,270	3,028	2,704	3,735

Total costs and expenses	11,538	17,897	15,973	11,718	12,439

Operating income (loss)	(3,575)	(2,522)	873	1,892	2,188
Total other income (expense)	(974)	(5,205)	61	174	3,769

Income (loss) before income taxes	(4,549)	(7,727)	934	2,066	5,957
Provision (benefit) for income taxes	(1,802)	(2,061)	(266)	929	(896)

Income (loss) from continuing operations, net of tax	(2,747)	(5,666)	1,200	1,137	6,853
Income (loss) from discontinued operations, net of tax	2,105	(441)	1,182	1,306	18,354

Net income (loss)	(642)	(6,107)	2,382	2,443	25,207
Less dividends on preferred shares	(360)	(374)	(500)	(347)	(540)

Income (loss) applicable to common shares	$(1,002)	$(6,481)	$1,882	$2,096	$24,667

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

				(Unaudited)

	(In thousands, except per share data)
Basic income (loss) per share from:
Continuing operations	$(0.49)	$(0.65)	$0.07	$0.08	$0.67
Discontinued operations	0.33	(0.04)	0.13	0.14	1.93

	$(0.16)	$(0.69)	$0.20	$0.22	$2.60

Diluted income (loss) per share from:
Continuing operations	$(0.49)	$(0.65)	$0.07	$0.08	$0.56
Discontinued operations	0.33	(0.04)	0.13	0.14	1.48

	$(0.16)	$(0.69)	$0.20	$0.22	$2.04

Weighted average shares outstanding:
Basic	6,319	9,343	9,338	9,338	9,503
Diluted	6,319	9,343	9,347	9,344	12,406

CASH FLOW DATA:
Cash flow provided by (used in):
Operating activities	$8,856	$6,362	$6,879	$7,097	$(299)
Investing activities	(12,331)	(1,668)	(3,241)	(4,220)	28,689
Financing activities	3,874	(5,873)	(1,869)	(3,234)	(21,703)
Capital expenditures for oil and natural gas property and equipment	(11,979)	(6,178)	(3,713)	(4,708)	(12,434)

	At December 31,			At September 30,

				(Unaudited)
	2001	2002	2003	2003	2004

	(In thousands)
BALANCE SHEET DATA:
Cash and cash equivalents	$2,154	$976	$2,819	$619	$7,604
Total assets	94,454	86,853	91,542	89,937	92,733
Long-term debt (including current portion)	41,659	35,520	30,976	31,633	9,660
Stockholders’ equity	33,555	30,021	37,322	34,188	58,674

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Executive Overview

      We are an independent international energy company engaged in oil and natural gas exploration, development, production, leasing and acquisition activities. Our strategy is to increase our reserves through a balanced combination of exploratory drilling, development and exploitation projects and acquisitions. We primarily focus on international exploration activities in countries where we can establish large acreage positions. In addition, we target our operations in countries that we believe have stable governments, have attractive fiscal policies and are net-importers of oil and natural gas.

      We currently hold interests in permits granting us the right to explore and develop oil and natural gas properties in the Paris Basin, France, offshore and onshore Turkey and onshore Romania. We also own various working-interest properties primarily in Texas, Kansas, New Mexico, Louisiana and Oklahoma. At December 31, 2004, we held interests in approximately 4.4 million gross acres (approximately 3.3 million net acres). At December 31, 2004, our estimated net proved reserves were 13.8 MMBOE.

      On December 31, 2001, we acquired Madison Oil Company. As a result of the acquisition, we acquired interests in France, Turkey and Trinidad.

      On January 14, 2004, we sold our U.S. mineral and royalty interests for approximately $45.0 million. Approximately $28.7 million of the net proceeds were used to discharge our two senior secured credit facilities. After taking into account taxes and fees associated with the sale, approximately $6.0 million remaining proceeds were added to our working capital. As a result of discharging our two senior secured credit facilities, we were able to strengthen our balance sheet and implement our long-term strategy of focusing on (i) generating growth of oil and natural gas reserves, production volumes and cash flows through drilling internally generated prospects, primarily in the international arena and (ii) seeking complementary acquisitions of new interests in our core geographic areas of operation.

Critical Accounting Policies

      The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires us to use estimates and assumptions to determine certain of our assets, liabilities, revenues and expenses. We base these estimates and assumptions upon the best information available to us at the time the estimates or assumptions are made. Accordingly, our estimates and assumptions could change materially as conditions within and beyond our control change. Accordingly, our actual results could differ materially from our estimates. The most significant estimates made by our management include future net cash flow for purposes of evaluating oil and natural gas properties for impairment, unrealized gains and losses on commodity derivatives, oil and natural gas sales receivable, and valuation of goodwill. The following is a discussion of our critical accounting policies and the related management estimates and assumptions necessary in determining the value of related assets or liabilities.

      We follow the successful efforts method of accounting for our oil and natural gas properties. Under this method, we capitalize the costs of successful wells and expense the costs of dry holes. Accordingly, our operations can be materially impacted if our drilling efforts are unsuccessful. Dry hole costs amounted to $1.3 million in 2003, $1.1 million in 2002 and $1.8 million in 2001. Under the successful efforts method, we must also evaluate our investments in each producing field. If such investments are greater than our estimates of undiscounted future net cash flow, then we must record a charge to impairment for the difference between our investment and the discounted future net cash flow. Accordingly, any year in which oil and/or natural gas prices decline, our operations and financial position could be materially impacted by a charge to impairment. Such charges amounted to $171,000 in 2003, $0.5 million in 2002 and $1.3 million in 2001.

      Because our primary revenues are from oil and natural gas sales, we are exposed to fluctuations in oil and natural gas commodity prices. We employ a policy of hedging well-defined price risks with oil and natural gas swaps and options, but we do not designate such instruments as hedges for accounting purposes. Because we do not designate our derivatives as hedges, we record them at fair value based on the current price of either the option or swap as quoted on the New York Mercantile Exchange and recognize changes in their fair values in earnings as they occur. Accordingly, our operations and financial position could be materially impacted by changes in the fair values of our hedging instruments. Such changes in the fair values of our hedging instruments are driven by commodity prices. The following summarizes the results of our hedging program:

	Year Ended December 31,

	2001	2002	2003

	(in thousands)
Changes in fair value	$447	$(2,029)	$(365)
Realized gain (loss)	696	(2,015)	(1,956)

Net	$1,143	$(4,044)	$(2,321)

      We estimate our accrual for oil and natural gas sales receivable by first predicting the volumes we will produce based on recent production trends and, if available, production information provided by our operators. Then we multiply those volumes by the average posted commodity prices for the periods of production, less a differential. The product is our oil and natural gas sales receivable accrual. Our estimates of quantity production or average price could vary from actual quantities produced and prices realized, causing material variations in our financial position and results of operations.

      As a result of our acquisition of Madison Oil Company, we recorded approximately $5.0 million of goodwill. This goodwill was allocated between reporting units based on the relative value of each unit’s proved reserves. We periodically review the value of goodwill by comparing it with future net cash flow realizable from the properties we acquired in the acquisition of Madison Oil Company. To the extent that the recorded amount of goodwill plus the carrying value of the oil and natural gas properties is greater than the future net cash flow related to the oil and natural gas properties acquired, we record a charge to goodwill for the difference in the recorded value and our estimate of discounted net cash flow. We noted no impairment indicators related to goodwill for the year ended December 31, 2003.

Recent Accounting Pronouncements

      On August 15, 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations (“Statement 143”). Initiated in 1994 as a project to account for the costs of nuclear decommissioning, the FASB expanded the scope to include similar closure or removal-type costs in other industries that are incurred at any time during the life of an asset. That standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard became effective for fiscal years beginning after June 15, 2002. We adopted Statement 143 on January 1, 2003. Upon adoption of Statement 143, we recorded an increase to Property and Equipment and an offsetting entry to Asset Retirement Obligations of approximately $1,690,000 and $1,716,000, respectively, as a result of us separately accounting for salvage values and recording the estimated fair value of our plugging and abandonment obligation on the balance sheet. The impact of adopting Statement 143 was determined to be immaterial. We do not expect the effects of adopting Statement 143 to have a material impact on our financial position or results of operations in future years.

      The following tables describe on a pro forma basis our asset retirement liability as if Statement 143 had been adopted on January 1, 2002:

	Year Ended
	December 31,

	2002	2003

	(in thousands)
Asset retirement obligation January 1	$2,036	$1,690
Asset retirement accretion expense	116	105
Less: plugging cost	20	5
Less: property sold	442	1

Asset retirement obligation at December 31	$1,690	$1,789

Year Ended
December 31, 2002

(in thousands,
except per share data)
Net loss, reported	$(6,481)
Less: retirement obligation accretion expense	116
Plus: depreciation on salvage value	—
Net loss pro forma	$(6,597)
Loss per share:
As reported
Basic	$(0.69)
Diluted	$(0.69)
Pro forma
Basic	$(0.70)
Diluted	$(0.70)

      In July 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“Statement 146”). Statement 146 requires that a liability for costs associated with an exit or disposal activity should be initially recognized when it is incurred. Under previous standards, such costs were recognized in the period in which an entity committed to a plan of disposal. Under Statement 146, the costs are recognized in the period when an actual disposal is under way. Examples of costs included under Statement 146 include one-time termination benefits, costs to consolidate or close facilities and costs to relocate employees. Statement 146 is effective for exit or disposal activities initiated after December 31, 2002. On June 17, 2003, Toreador committed to the termination of four employees. Two engineers, one geologist and one part-time employee were terminated in an effort to reduce general and administrative costs. Total severance expense and liability for the year ended December 31, 2003, were approximately $511,000 and $310,000, respectively. The following table provides a reconciliation of the liability:

Exit Cost or Disposal Activity	Amount

(in thousands)
Employee severance liability June 17, 2003	$511
Cost incurred	—
Adjustments	—
Less: Payroll payments	201

Severance liability December 31, 2003	$310

      In December 2002, the FASB issued Statement No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“Statement 148”). Statement 148 provides alternative methods of transition to the fair value method of accounting proscribed by FASB Statement No. 123, Accounting for Stock-Based Compensation (“Statement 123”). Statement 148 also amends the disclosure provisions of Statement 123 and Accounting Principles Board Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. Statement 148 does not require companies to account for employee stock options under the fair value method. We do not anticipate adopting the fair value method of accounting for stock-based compensation; however, we have adopted the disclosure provisions of Statement 148 in this filing. Net income would have been adjusted for the pro forma amounts as follows:

	Year Ended December 31,

	2001	2002	2003

	(in thousands, except per share data)
Income (loss) applicable to common shares, as reported	$(1,002)	$(6,481)	$1,882
Basic earnings (loss) per share reported	(0.16)	(0.69)	0.20
Diluted earnings (loss) per share reported	(0.16)	(0.69)	0.20
Stock-based compensation costs under the intrinsic value method included in net income (loss) reported, net of related tax	—	—	—
Pro-forma stock-based compensation costs under the fair value method, net of related tax	395	432	249
Pro-forma income (loss) applicable to common shares under the fair-value method	(1,397)	(6,913)	1,633
Pro-forma basic earnings (loss) per share under the fair value method	(0.22)	(0.74)	0.17
Pro-forma diluted earnings (loss) per share under the fair value method	(0.22)	(0.74)	0.17

      In December 2004, the FASB revised Financial Accounting Standard No. 123, Accounting for Stock Based Compensation. This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This statement establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for good or services. This statement focuses primarily on the accounting for transactions in which an entity obtains employee services in exchange for its equity instruments. The statement is effective for interim quarters beginning after June 15, 2005. We do not expect that the adoption of this statement will have a significant impact on our future results of operations or financial position.

      In November 2004, the FASB issued Financial Accounting Standard No. 151 on Inventory Costs. This statement amends guidance set forth in ARB No. 43, Chapter 4, Inventory Pricing to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The statement is effective for fiscal years beginning after June 15, 2005. The adoption of this statement will not have an impact on our future results of operations or financial position.

      In December 2004, the FASB issued Financial Accounting Standard No. 152 which amends FASB Statement No. 66, Accounting for Sales of Real Estate relative to real estate time-sharing transactions. This statement is effective for fiscal years beginning after June 15, 2005. The adoption of this statement will not have an impact on our future results of operations or financial position.

      In December 2004, the FASB issued Financial Accounting Standard No. 153 on Exchanges of Nonmonetary Assets, which amends APB Opinion No. 29. This statement is effective for fiscal years beginning after June 15, 2005. The adoption of this statement will not have an impact on our future results of operations or financial position.

Comparison of the Nine Months Ended September 30, 2004 and 2003

      The following tables present production and average unit prices and costs for the periods and geographic segments indicated and have not been adjusted to reflect the sale of U.S. mineral and royalty interests:

	Nine Months
	Ended
	September 30,

	2003	2004

Production

Oil (MBbls):
United States	142	53
France	284	291
Turkey	83	55

Total	509	399
Gas (MMcf):
United States	1,202	421
France	—	—
Turkey	—	—

Total	1,202	421
MBOE:
United States	342	124
France	284	291
Turkey	83	55

Total	709	470

	Nine Months
	Ended
	September 30,

	2003	2004

Average Price

Oil ($/Bbl):
United States	$27.95	$35.99
France	25.66	33.55
Turkey	26.01	30.03

Total	$26.35	$33.44
Gas ($/Mcf):
United States	$5.01	$5.58
France	—	—
Turkey	—	—

Total	$5.01	$5.58
$/BOE:
United States	$29.18	$34.56
France	25.66	33.55
Turkey	26.01	30.03

Total	$27.40	$33.40

Revenues

      Oil and gas sales. Oil and natural gas sales increased by $1.7 million for the nine months ended September 30, 2004 from the first nine months of 2003. French production increased due to the addition of the Charmottes 109 and U.S. production decreased due to the sale of U.S. mineral and royalty interests in January 2004. For the nine months ended September 30, 2004, sales, net of hedging gains and losses, were $14.6 million versus $13.6 million in the nine months ended September 30, 2003. The average realized oil price for the nine months ended September 30, 2004, was $33.44 per barrel versus $26.35 per barrel for the year-ago period. The average realized gas price in the nine months ended September 30, 2004, was $5.58 per thousand cubic feet (Mcf) versus $5.01 per Mcf in the nine months ended September 30, 2003.

      Lease bonuses and rentals. Lease bonuses and rentals were $14,000 during the nine months ended September 30, 2004 and $18,000 for the nine months ended September 30, 2003. The decrease was due to the sale of U.S. mineral and royalty interests in January 2004.

Expenses

      Lease operating. Lease operating expenses were $1.6 million, a 30% reduction from the year-ago period. Lower workover expenses in the United States were offset by continuing workover expenses in France, as well as the increase in the value of the Euro against the U.S. dollar since the nine months ended September 30, 2003.

      Exploration and acquisition. Exploration and acquisition expenses for the nine months ended September 30, 2004 were $984,000, 21% higher than exploration and acquisition expenses of $812,000 for the nine months ended September 30, 2003 due to the expensing of two dry holes in the United States.

      Depreciation, depletion and amortization. Depreciation, depletion and amortization expenses for the nine months ended September 30, 2004 rose $155,000, or 6%, due to additions to oil and gas properties.

      General and administrative. General and administrative expenses increased $1.0 million, or 38%, for the nine months ended September 30, 2004 compared with the nine months ended September 30, 2003. The year-to-year increase was the result of the reclassification of $1.6 million of 2003 general and administrative costs as a charge against income from discontinued operations. Total costs, including amounts classified as discontinued operations, were $3.8 million for the nine months ended September 30, 2004 compared with $4.2 million for the nine months ended September 30, 2003. Overall general and administrative costs were lower by 10% on a period-to-period comparative basis, primarily as a result of the reduction in force.

Other Income and Expense

      Other income and expense resulted in a net credit to income of $3.8 million for the nine months ended September 30, 2004 versus a net credit to income of $174,000 for the nine months ended September 30, 2003. Other income increased $3.6 million primarily due to a realized foreign currency exchange gain. The gain related to the increase in value of the Euro against the U.S. dollar in connection with the discharge of our foreign senior secured facility during the nine months ended September 30, 2004.

Discontinued Operations

      The following table compares discontinued operations for the nine months ended September 30, 2004 and 2003:

	Nine Months
	Ended
	September 30,

	2003	2004

	(in thousands)
Revenues:
Oil and gas sales	$4,585	$104
Lease bonuses and rentals	285	—

Total revenues	4,870	104
Costs and expenses:
Lease operating	522	(14)
Depreciation, depletion, and amortization	511	—
General and administrative	1,562	18
Interest	463	305

Total costs and expenses:	3,058	309
Gain on sale of properties	—	28,736

Income before taxes	1,812	28,531
Income tax provision	506	10,177

Income from discontinued operations	$1,306	$18,354

      Income from discontinued operations for the nine months ended September 30, 2004 was $18.4 million versus $1.3 million for the same period in 2003. The increase was due to the sale of U.S. mineral and royalty interests in January 2004.

Net Income Available to Common Shares

      For the nine months ended September 30, 2004, we reported net income before taxes of $6.0 million, compared with net income before taxes of $2.1 million for the same period of 2003. Income applicable to common shares for the nine months ended September 30, 2004 was $24.7 million versus $2.1 million in the same period of 2003.

Other Comprehensive Income

      The most significant element of comprehensive income, other than net income, was foreign currency translation. As of December 31, 2003, we had accumulated an unrealized gain of $4.9 million due to our foreign senior secured facility being denominated in U.S. dollars; whereas the functional currency of our operations in France was the Euro. In the first quarter 2004, we converted this gain from unrealized to realized due to the repayment of the facility. In Turkey, the functional currency was the Turkish Lira. The exchange rates used to translate the financial position of those operations at September 30, 2004, were approximately $1.24 per Euro and $0.67 per million Turkish Lira. The exchange rates at September 30, 2003, were $1.15 per Euro and $0.73 per million Turkish Lira.

Comparison of Years Ended December 31, 2003 and 2002

      The following financial statement analysis is based on results of operations before the sale of U.S. mineral and royalty interests that was consummated in January 2004.

Revenues

      Oil and natural gas sales. For the year ended December 31, 2003, oil and natural gas sales revenues were $25.1 million, increasing approximately $2.0 million, or 9%, from $23.1 million for the year ended December 31, 2002. This was due to an increase in the average prices we received for oil and natural gas sales. In 2003, our average oil price per barrel was $26.30 versus $22.08 in 2002. Our average price for natural gas in 2003 was $4.83 per Mcf, compared with $3.10 in 2002. The increase in revenues was offset by a decrease in overall production of 153,000 BOE, or 14%, from 1,069,000 BOE in 2002 to 916,000 BOE in 2003. United States production decreased 90,000 BOE, the result of the natural decline of our existing properties and the sale of miscellaneous underperforming properties at the end of 2002 and during 2003. French production decreased 41,000 BOE, a result of the temporary loss of producing wells during the year. We were unable to complete necessary workover maintenance on these wells in a timely manner due to financial constraints created by our foreign senior secured facility.

      Gain (loss) on commodity derivatives. We utilized commodity derivative instruments as part of our risk management program and, prior to the repayment of our senior credit facilities in January 2004, we utilized them to comply with the requirements of our senior credit facilities. These transactions were generally structured as either swaps or collar contracts. A swap had the effect of an outright sale at a specific price. A collar had the effect of creating a sale only if a floor or ceiling price was exceeded. These instruments (i) reduced the effect of the price fluctuations of the commodities we produced and sold; and (ii) supported our annual capital budgeting and expenditure plans. When we had our senior credit facilities, these instruments protected the amounts required for servicing outstanding debt; and maximized the funds available under these facilities. The trading party that represented the other side of each of these transactions was known as a “counterparty.” The counterparty of our United States transactions was Coral Energy Holdings, L.P., an affiliate of Royal Dutch/ Shell. The counterparty of our French transactions was Barclays Capital. On April 13, 2004, we did not have any commodity derivative instruments for our

French production. The following table summarizes the results of our risk-management efforts during 2003 and 2002:

	Year Ended
	December 31,

	2002	2003	Variance

	(in thousands)
Changes in fair value	$(2,029)	$(365)	$1,664
Realized gain (loss)	(2,015)	(1,956)	59

Net	$(4,044)	$(2,321)	$1,723

      As noted above, we structured our commodity derivatives to reduce the effect of price fluctuations of the commodities we produced and sold. As a result, those derivatives declined in value as the underlying commodity prices rose. Any losses incurred on derivatives were offset by higher oil and natural gas sales revenues due to increases in underlying commodity prices. However, under the requirements of Statement of Financial Accounting Standards No. 133 and because we chose not to designate our derivatives as hedges, mark to market loss on the derivatives was generally accrued through earnings prior to the recognition of higher sales prices.

      Lease bonuses and rentals. Lease bonuses and rentals decreased $453,000, or 56% from 2002 to 2003, due to reduced leasing activity on the minerals we owned.

Expenses

      Lease operating. Lease operating expenses increased $1.0 million, or 15%, primarily due to the increase in value of the Euro against the U.S. dollar in relation to our French leases. Additionally, U.S. production taxes increased in 2003, a result of the increase in oil and natural gas sales prices discussed above.

      Exploration and acquisition. Exploration and acquisition expense increased $177,000, or 8% from 2002 to 2003, due to increased evaluation activity on our prospects in Turkey.

      Depreciation, depletion and amortization. DD&A decreased $1.1 million, or 22%, compared with 2002 due to decreased production and decreased reserve balances. We calculate depletion on our oil and natural gas properties using the units-of-production method. Current-year production is divided by beginning reserves and then multiplied by the net value of the properties. Production decreased 14% from 2002 and reserves during the same period decreased 3%, resulting in a lower depletion rate for 2003.

      Impairment of oil and natural gas properties. Impairment charged in 2003 amounted to $171,000, compared with $525,000 in 2002, both of which only related to US properties. The decrease in the impairment charge was the result of an increase in year-end pricing offset by a decrease in the value of our reserves. Oil and natural gas prices used to estimate the value of our reserves at December 31, 2002, were $28.00 per barrel and $4.74 per Mcf, compared with $29.25 per barrel and $5.76 per Mcf at December 31, 2003.

      General and administrative. General and administrative expenses decreased $2.5 million, or 32%. The majority of this decrease was the result of the cost increase incurred in connection with the acquisition of Madison Oil Company that was expensed in 2002. A significant portion of the expenses associated with the Madison Oil Company acquisition comprised nonrecurring items that were either transaction and transition costs or other one-time expenses. General and administrative costs were also lower in 2003 due to a reduction in personnel costs. One of management’s primary objectives was to continue to reduce expenses.

Other Income and Expense

      Other income and expense resulted in a net expense of $650,000 during 2003 versus $6.0 million for 2002. Net expense decreased $5.4 million, primarily due to losses on property sales in 2002. We incurred losses on property sales of $2.1 million during 2002, compared with a gain of $80,000 in 2003. The remainder of the decrease was a result of foreign currency transaction gains made on payments towards our foreign senior secured facility and lower interest expense due to the value of the Euro increasing against the U.S. dollar.

Net Income (Loss) Available to Common Shares

      During 2003, we had earnings of $1.9 million, compared with a net loss of $6.5 million for 2002. Improved results for 2003 were due to an increase in foreign currency transaction gains, a reduction in losses on commodity derivatives (oil and natural gas hedges), an increase in oil and natural gas revenues due to higher average prices, and lower general and administrative expenses. In addition, in 2002 we incurred one-time transaction and transition costs related to the Madison Oil Company acquisition, and the value of our investment in Trinidad Exploration and Development, Ltd. (“TED”) declined.

Other Comprehensive Income

      The most significant element of comprehensive income, other than net income (loss), was foreign currency translation. The functional currency of our operations in France was the Euro, and in Turkey the functional currency was the Turkish Lira. The exchange rates used to translate the financial position of those operations at December 31, 2003, were approximately $1.26 per Euro and $0.70 per million Turkish Lira. At December 31, 2002, the exchange rates were $1.05 per Euro and $0.62 per million Turkish Lira. These fluctuations caused an unrealized translation gain of $2.2 million in 2003, compared with an unrealized translation gain of $2.2 million in 2002.

Comparison of Years Ended December 31, 2002 and 2001

      The following financial statement analysis is based on results of operations before the sale of U.S. mineral and royalty interests was consummated in January 2004.

Revenues

      Oil and natural gas sales. For the year ended December 31, 2002, oil and natural gas sales revenues were $23.1 million, increasing approximately $9.1 million, or 65%, from $14.0 million for the year ended December 31, 2001. Oil and natural gas sales revenues from the properties acquired in the Madison Oil Company acquisition amounted to $11.6 million, while U.S. revenues decreased $2.4 million, or 18%. The decrease in U.S. revenues was the result of both production and price declines. U.S. production decreased 53,000 BOE, or 9%, the result of the natural decline of our existing properties and the sale of miscellaneous underperforming properties during 2002. In 2002, our average oil price per barrel was $22.08 versus $23.39 in 2001. Our average price for natural gas in 2002 was $3.10 per Mcf, compared with $3.76 in 2001.

      Gain (loss) on commodity derivatives. We utilized commodity derivative instruments as part of our risk management program and to comply with the requirements of our senior credit facilities. These transactions were generally structured as either swaps or collar contracts. A swap had the effect of an outright sale at a specific price. A collar had the effect of creating a sale only if a floor or ceiling price was exceeded. These instruments (i) reduced the effect of the price fluctuations of the commodities we produced and sold; (ii) supported our annual capital budgeting and expenditure plans; (iii) protected the amounts required for servicing outstanding debt; and (iv) maximized the funds available under our existing credit facilities. The trading party that represents the other side of each of these transactions was known as a “counterparty.” The counterparty of our United States transactions was Coral Energy Holdings, L.P., an affiliate of Royal Dutch/Shell. The counterparty of our French transactions was Barclays Capital. The following table summarizes the results of our risk-management efforts during 2002 and 2001:

	Year Ended
	December 31,

	2001	2002	Variance

	(in thousands)
Changes in fair value	$447	$(2,029)	$(2,476)
Realized gain (loss)	696	(2,015)	(2,711)

Net	$1,143	$(4,044)	$(5,187)

      As noted above, we structured our commodity derivatives to reduce the effect of price fluctuations of the commodities we produced and sold. As a result, those derivatives declined in value as the underlying commodity prices rose. Any losses incurred on derivatives were offset by higher oil and natural gas sales revenues due to increases in underlying commodity prices. However, under the requirements of Statement of Financial Accounting Standards No. 133 and because we chose not to designate our derivatives as hedges, mark to market loss on the derivatives was generally accrued through earnings prior to the recognition of higher sales prices.

      Lease bonuses and rentals. Lease bonuses and rentals increased $216,000, or 36%, due to increases in leasing activity, a result of several wildcat discoveries in and around the minerals we owned in Mississippi.

Expenses

      Lease operating. Lease operating expenses increased $3.4 million, or 104%, due to the operations of the properties we acquired in the Madison Oil Company acquisition and are commensurate with the increase in operating revenue from the Madison Oil Company properties. Higher lease operating expenses were offset by decreases in U.S. production taxes, the result of the decline in oil and natural gas sales prices discussed above. In 2002 operating expenses associated with the properties in the Madison Oil Company acquisition amounted to $4.1 million.

      Exploration and acquisition. Exploration and acquisition expense decreased $385,000, or 15%, due to a reduction in drilling activity, compared with 2001.

      Depreciation, depletion and amortization. DD&A remained relatively unchanged from 2001 at approximately $5.0 million. An increase due to depletion of costs allocated to properties acquired in the Madison Oil Company acquisition of approximately $1.9 million was offset by a decrease in U.S. depletion of $1.6 million. The decrease in U.S. depletion was the result of higher reserve quantities. We calculate depletion on our oil and natural gas properties using the units-of-production method. Current-year production was divided by beginning reserves and then multiplied by the net value of the properties. Production decreased 9% from 2001, resulting in a lower depletion rate.

      Impairment of oil and natural gas properties. Impairment charged in 2002 amounted to $525,000, compared with $1.3 million in 2001, both of which only related to US properties. The decrease in the impairment charge was the result of an increase in the value of our reserves commensurate with the increase in year-end pricing. Oil and natural gas prices used to estimate the value of our reserves at December 31, 2001, were $17.52 per barrel and $2.71 per Mcf, compared with $28.00 and $4.74 at December 31, 2002.

      General and administrative. General and administrative expenses increased $4.9 million, or 175%. The majority of this increase was the result of the Madison Oil Company acquisition; however, a significant portion of these expenses comprised nonrecurring items that were either transaction and transition costs or other one-time expenses. General and administrative expense of approximately $2.3 million was directly attributable to the operation of our newly acquired French and Turkish properties. The balance represented the ongoing expenses of the support staff that joined us as a result of the Madison Oil Company acquisition.

Other Income and Expense

      Other income and expense resulted in a net expense of $6.0 million during 2002 versus $1.8 million for 2001. Net expense increased $4.2 million, primarily due to a decline in the value of our investment in TED, losses on property sales and increased interest expense. During 2002, our interest in TED was reduced from 25% to 16.33%. Accordingly, we recorded a charge to equity in earnings of unconsolidated entities of $1.2 million reflecting the valuation of the ultimate amount estimated to be recovered from our investment.

      In addition to the decline in value of our investment in TED, we incurred losses on property sales of $2.1 million during 2002, compared with $0.5 million in 2001. As part of our ongoing program to high grade our property portfolio, we elected to proceed with the sale of several non-economic, non-strategic properties that were underperforming rather than sustain continued operating losses on those properties. Interest expense increased as a result of the revolving credit balances and the second amended and restated convertible debenture assumed in the Madison Oil Company acquisition.

Net Income (Loss) Available to Common Shares

      During 2002, we incurred a net loss of $6.5 million, compared with $1.0 million for 2001. Lower results for 2002 were due to losses on commodity derivatives (oil and natural gas hedges), one-time transaction and transition costs related to the Madison Oil Company acquisition, higher operating costs of the newly combined company after the addition of the Madison Oil Company exploration staff, the decline in value of our investment in TED and losses on the sales of underperforming properties.

Other Comprehensive Income

      The most significant element of comprehensive income, other than net income (loss), was foreign currency translation. The functional currency of our operations in France was the Euro, and in Turkey the functional currency was the Turkish Lira. The exchange rates used to translate the financial position of those operations at December 31, 2002, were approximately $1.05 per Euro and $0.62 per million Turkish Lira. The exchange rates at December 31, 2001, were $0.87 per Euro and $0.69 per million Turkish Lira. These fluctuations caused an unrealized translation gain of $2.2 million in 2002. No charges existed in 2001 because we had no foreign operations during that period.

Liquidity and Capital Resources

      Capital expenditures in 2004 were approximately $17.0 million. We currently expect that our 2005 capital expenditure budget will be approximately $46.0 million which will be spent principally on exploration and development activities, primarily in France, Turkey and Romania. Previously, we estimated 2005 capital spending would range from $16.0 to $20.0 million. The increase from our previous estimate is primarily due to the accelerated appraisal and development of the South Akcakoca gas project in Turkey’s Western Black Sea.

      We expect to receive future cash flow through production from existing producing properties and new producing properties that may be discovered through exploration, along with development properties added to existing fields. In addition to the properties described above, we also may acquire other producing oil and natural gas assets, which could require the use of debt or other forms of financing.

      Subject to obtaining approval from the French government, we have entered into a five-year $15.0 million reserve-based borrowing facility with a French lender to finance the development of our existing French fields, acquisitions of new fields, general working capital and our corporate purposes. The facility bears interest at a floating rate of 2.25-2.75% above LIBOR depending on the principal outstanding. Assuming we receive governmental approval, the facility will be secured by certain of our French assets, including contracts relating to our rights and interests in our French fields, our direct and indirect equity interests in certain of our subsidiaries and payments received from the sale of our French production. Toreador and certain of its U.S. and French subsidiaries will each guarantee the obligations under the facility. Under the $15.0 million facility, assuming we had French governmental approval, borrowings of approximately $8.0 million would have been available at February 10, 2005.

      On December 30, 2004, we entered into a five-year $25.0 million reserve-based borrowing facility with a U.S. lender in order to finance the development and acquisition of oil and natural gas interests both domestically and internationally and for working capital purposes. The facility bears interest at a rate of prime less 0.5% and is secured by our domestic working-interests. The borrowers under this facility are two of our domestic subsidiaries, and Toreador has guaranteed the obligations. At February 10, 2005, we had drawn approximately $2.5 million under this facility, and we currently have approximately an additional $0.8 million available for borrowings.

      The net proceeds of this offering will be used to fund our 2005 capital expenditure budget and for other general corporate purposes. However, they will not be deployed all at once. Pending such use, we intend to use the net proceeds not initially deployed to repay current and future borrowings under our credit facilities. We anticipate that the net proceeds used to repay borrowings under our credit facilities will be available under such facilities to fund our 2005 capital expenditure budget, subject to our compliance with conditions to funding and borrowing base recalculations.

      Toreador had 160,000 shares of nonvoting Series A Convertible Preferred Stock outstanding at September 30, 2004. At the option of the holder, the Series A Convertible Preferred Stock was convertible into common shares at a price of $4.00 per common share (conversion amounted to 1,000,000 Toreador common shares). At any time on or after December 1, 2004, we had the option to redeem for cash any or all shares of Series A Convertible Preferred Stock. On December 6, 2004, we gave a notice of redemption to the holders of the Series A Convertible Preferred Stock. All 160,000 shares of Series A Convertible Preferred Stock were converted into an aggregate of 1,000,000 shares of our common stock on or prior to December 31, 2004.

      Toreador had 154,000 shares of nonvoting Series A-1 Convertible Preferred Stock outstanding at February 10, 2005. At the option of the holder, the Series A-1 Convertible Preferred Stock may be converted into common shares at a price of $4.00 per common share (conversion would amount to 962,500 Toreador common shares). The Series A-1 Convertible Preferred Stock accrues dividends at an annual rate of $2.25 per share payable quarterly in cash. At any time on or after November 1, 2007, we may elect to redeem for cash any or all shares of Series A-1 Convertible Preferred Stock. The optional redemption price per share is the sum of (1) $25.00 per share of the Series A-1 Convertible Preferred Stock plus (2) any accrued unpaid dividends, and such sum is multiplied by a declining multiplier. The multiplier is 105% until October 31, 2008, 104% until October 31, 2009, 103% until October 31, 2010, 102% until October 31, 2011, 101% until October 31, 2012, and 100% thereafter.

      Prior to the acquisition of Madison Oil Company, Madison Oil Company was party to a convertible debenture in the amount of approximately $2.2 million payable to PHD Partners LP and due on March 31, 2006. The general partner of PHD Partners LP is a corporation wholly-owned by David M. Brewer, a director and significant stockholder of Toreador. The original debenture bore interest at 10% per annum. As of March 31, 2004, the debenture was amended and restated to bear interest at 6% per annum, eliminate Madison Oil Company’s right under certain circumstances to force a conversion of the principal into shares of Toreador common stock and eliminate Madison Oil Company’s ability to repay principal prior to maturity. At the holder’s option, the second amended and restated convertible debenture can be converted into Toreador common stock at a conversion price of $6.75 per share. At February 10, 2005, the outstanding principal amount of the second amended and restated convertible debenture was approximately $1.5 million. We have 219,962 shares of common stock reserved for issuance related to the conversion of the second amended and restated convertible debenture.

      In July 2004, we sold to certain institutional investors pursuant to a private offering $7.5 million aggregate principal amount of 7.85% convertible subordinated notes due June 30, 2009. We used the net proceeds of the offering to accelerate our oil development program in France’s Paris Basin and for general corporate purposes. The 7.85% convertible subordinated notes due June 30, 2009 bore interest at the rate of 7.85% per annum and were convertible into shares of Toreador common stock at a conversion price of

$8.20 per share. Toreador had the right to cause the 7.85% convertible subordinated notes due June 30, 2009 to be converted on or after February 22, 2005, if the closing price of Toreador’s common stock was greater than $14.35 for the 30 consecutive trading days prior to the date of Toreador’s conversion notice. On January 13, 2005, we offered the option to the holders of the 7.85% convertible subordinated notes due June 30, 2009 to exchange their notes for the aggregate number of shares of our common stock issuable upon conversion of each of their notes and that portion of interest payable pursuant to the notes that would otherwise have been payable to the holders through February 22, 2005 absent conversion of the notes prior to such date. On or prior to January 20, 2005, all of our 7.85% convertible subordinated notes due June 30, 2009 were exchanged for an aggregate of 914,634 shares of our common stock and an aggregate cash payment (in lieu of interest) of approximately $85,000.

      Dividends on our common stock may be declared and paid out of funds legally available when and as determined by our board of directors. Our policy is to hold and invest corporate funds on a conservative basis and, thus, we do not anticipate paying cash dividends on our common stock in the foreseeable future. The terms of our Series A-1 Convertible Preferred Stock also prohibit us from paying dividends on the common stock without the approval of the holders of a majority of the then outstanding shares of the Series A-1 Convertible Preferred Stock. Assuming we receive French governmental approval, the $15.0 million facility would limit our ability to pay dividends on our common stock.

      Dividends on our Series A-1 Convertible Preferred Stock are paid quarterly. Cash dividends totaling $615,340 and $604,000 were paid for the twelve-month periods ended December 31, 2004 and 2003, respectively. As a result of the conversion on or prior to December 31, 2004 of all 160,000 shares of Series A Convertible Preferred Stock, future dividends will be paid in cash only on the Series A-1 Convertible Preferred Stock at the rate of $0.5625 per share per full calendar quarter. Interest on the 7.85% convertible subordinated notes due June 30, 2009 was paid quarterly. Interest paid on the 7.85% convertible subordinated notes due June 30, 2009 as of December 31, 2004 was $263,303.

      We believe that sufficient funds will be available from operating cash flow, cash on hand, the $15.0 million facility, if approved by the French government, the $25.0 million facility, other facilities that we may enter into, the offering covered by this prospectus and any future public or private issuances of debt or equity securities to meet anticipated capital budget requirements and fund potential acquisitions in 2005.

      The following table sets forth our contractual obligations in thousands at December 31, 2004 for the periods shown:

			Due Within

	Total	1 Year	2 – 3 Years	4 – 5 Years	After 5 Years

Debt(1)	$8,985	$—	$1,485	$7,500	$—
Leases	1,051	381	668	2	—

Total	$10,036	$381	$2,153	$7,502	$—

(1)	We have recently entered into two new borrowing facilities. If we were currently permitted to draw on the $15.0 million facility (which is subject to French governmental approval), approximately $8.0 million would be available for borrowings under this facility. At February 10, 2005, we had drawn approximately $2.5 million owing under the $25.0 million facility, all of which is due and payable within 4 – 5 years. An additional $0.8 million was available for borrowings under this facility at February 10, 2005.

BUSINESS

The Company

      We are an independent international energy company engaged in oil and natural gas exploration, development, production, leasing and acquisition activities. Our strategy is to increase our reserves through a balanced combination of exploratory drilling, development and exploitation projects and acquisitions. We primarily focus on international exploration activities in countries where we can establish large acreage positions. In addition, we target our operations in countries that we believe have stable governments, have attractive fiscal policies and are net-importers of oil and natural gas.

      We currently hold interests in permits granting us the right to explore and develop oil and natural gas properties in the Paris Basin, France, offshore and onshore Turkey and onshore Romania. We also own various working-interest properties primarily in Texas, Kansas, New Mexico, Louisiana and Oklahoma. At December 31, 2004, we held interests in approximately 4.4 million gross acres (approximately 3.3 million net acres). At December 31, 2004, our estimated net proved reserves were 13.8 MMBOE.

Business Strategy

      Our business strategy is to grow our oil and natural gas reserves, production volumes and cash flows through drilling internally generated prospects, primarily in the international arena. We also seek complementary acquisitions of new interests in our core geographic areas of operation.

      We seek to:

      Exploit existing properties. We exploit our existing permits by drilling both exploratory and development wells in numerous areas in France, Turkey and Romania. As of December 31, 2004, we have identified approximately 40 gross wells in these areas to be drilled in 2005 on our approximately 4.4 million gross acres.

      Pursue new permits and selective property acquisitions. We target incremental acquisitions in our existing core areas through the pursuit of new permits. Our additional growth initiatives include identifying acquisitions of (i) producing properties that will enable us to increase our production and (ii) reserve and acreage positions on favorable economic terms. Generally, we seek properties and acquisition candidates where we can apply our existing technical knowledge base.

      Focus on core geographic regions. We have focused our operations to date on core geographic areas in France, Turkey and Romania. We believe this allows us to develop the regional expertise needed to interpret specific geological trends and develop economies of scale. We focus our operations in countries that we believe have stable governments, have attractive fiscal policies and are net-importers of oil and natural gas.

      Manage our risk exposure. Because exploration projects have a higher degree of risk than development projects, we generally plan to limit our exploratory expenditures to no more than 33% of the total annual capital expenditure budget per year. We have balanced our exploration and development activities to support our overall goal of growing and maintaining a long-lived reserve base. We also expect to make significant investments in seismic data. By equipping our geologists and geophysicists with state-of-the-art seismic information, we intend to increase the number of higher potential prospects we drill. As appropriate, we may enter into joint ventures in order to reduce our risk exposure in exchange for a portion of our interests.

      Maintain operational flexibility. Given the volatility of commodity prices and the risks involved in drilling, we remain flexible and may adjust our drilling program and capital expenditure budget throughout the year. We may defer capital projects in order to seize attractive acquisition opportunities. If certain areas generate higher-than-anticipated returns, we may accelerate drilling in those areas and decrease capital expenditures elsewhere.

Competitive Strengths

      We believe we are well positioned to execute our business strategy because of the following competitive strengths:

      Experienced management. We have assembled a management team with considerable technical expertise and industry experience. The members of our management team average more than 25 years of experience in the industry. In addition, our management team has experience working in over 40 countries.

      Strong balance sheet. In January 2004, we discharged our two senior secured credit facilities, thus strengthening our balance sheet and improving our operating flexibility. Since the discharge of these facilities, we have entered into two new credit facilities with more favorable and flexible terms, largely because of our improved balance sheet.

      Large acreage positions. We have obtained permits that cover large acreage positions in our core areas. Currently, we have approximately 4.4 million gross acres (approximately 3.3 million net acres).

Properties

France

      We own permits covering and operate five producing oil fields in the Paris Basin.

•	Charmottes Field. We own a 100% working-interest in the permit covering the Charmottes Field located 60 kilometers southeast of Paris. The property currently has ten producing oil wells. The Charmottes Field initially was developed following the discovery well drilled in 1984. In the second quarter of 2004, we successfully drilled the Charmottes-109 horizontal development well. The Charmottes-108 was spudded in January 2005 and is currently being drilled. This well will immediately be followed by the drilling of the Charmottes-110 well. The completion of the construction of expanded production facilities in the field will accommodate these two wells and the Charmottes-109 well.

•	Neocomian Complex. Pursuant to two exploitation permits, we are operator and own a 100% working-interest in the permits covering the Neocomian Fields, a group of four oil reservoirs located approximately 120 kilometers southeast of Paris. The Chateau Renard Field was discovered in 1958, the Chuelles and St. Firmin-des-Bois fields in 1961 and the Courtenay Field in 1964. The property currently has 79 producing oil wells. During 2004, three development wells and three sidetrack wells were drilled and completed; an extensive workover program was also completed. In 2005, we have scheduled a seven-well development program in the fields.

      We also own working-interests in four exploration permits.

•	Courtenay Permit. We are operator and own a 100% working-interest in the Courtenay exploration permit, which surrounds the Neocomian Fields. During the second half of 2005, we expect to drill up to six exploratory wells on the 183,000-acre Courtenay permit. A geochemical study that will supplement existing geophysical and subsurface data is nearing completion. Our geological and geophysical analysis indicates the Neocomian producing trend continues onto this permit.

•	Aufferville Permit. In 2004, we acquired the 33,100-acre Aufferville exploration permit. We are the operator and have a 100% working-interest in this permit, which offers leads in the deeper Jurassic Dogger formation and is prospective in the Triassic formation.

•	Nemours Permit. In 2004, we were granted a non-operating 33.33% interest in the 37,300-acre Nemours exploration permit. This permit offers leads in the deeper Jurassic Dogger formation and is prospective in the Triassic formation.

•	Nangis Permit. We own a 100% working-interest in the 50,000-acre Nangis permit in the northern Paris Basin.

      We also have applied for new exploration permits on two blocks adjoining the Courtenay permit and one block adjoining the Aufferville permit.

Turkey

      We hold interests in 24 exploration permits and three exploitation permits in five geographic regions of Turkey totaling 2.91 million gross acres (2.27 million net acres).

•	Zeynel Field. Through an exploitation permit, we have an 8.5% royalty interest in the Zeynel Field located in south central Turkey.

•	Cendere Field. Through an exploitation permit, we have a 19.6% non-operating working-interest in most of the wells located in the Cendere Field in central Turkey. This acreage has 16 oil wells currently producing. A 3D seismic survey to identify new drilling prospects is currently being conducted.

•	Calgan Permit. We are the operator and hold a 75% working-interest in the Calgan exploration permit. In 2004, we drilled the Calgan-2 exploratory well in south central Turkey. The well encountered oil shows. Additional work on the well has been suspended pending a thorough analysis of technical data which is expected to be completed in early 2005. Upon completion of this analysis, we plan to modify the drilling plan on this well.

•	Western Black Sea Permits. We are operator and hold a 36.75% working-interest in eight exploration permits encompassing more than 962,000 gross acres (353,500 net acres). We drilled the Ayazli-1 exploratory well and discovered natural gas in mid-2004. The well was our first exploratory well in the area and is one of six natural gas prospects we have identified to date. We anticipate drilling up to eight additional wells in the South Akcakoca sub-basin in 2005.

•	Thrace Black Sea Permits. In 2004, we acquired a 100% working-interest in six exploration permits covering approximately 844,000 acres in the Thrace region between Bulgaria and the Bosporus Straits. The majority of the acreage covered by these permits is in shallow water depths of 300 feet or less.

•	Central Black Sea Permits. In addition, in January 2005, we acquired a 100% working-interest in two exploration permits totaling 233,000 acres offshore central Turkey.

•	Sinop Permits. We hold a 100% working-interest in six exploration permits covering 718,500 acres in north central Turkey. Three wells were drilled in the 1980’s that were subsequently abandoned due to the lack of a natural gas market in the area at the time.

Romania

•	Viperesti Permit. We are the 100% owner and operator of this exploration permit that lies in east-central Romania in the southeastern foothills of the Carpathian Mountains. This permit comprises 324,000 acres. We believe this permit is prospective in the Tertiary formations at depths ranging from 4,500-16,000 feet. We anticipate re-entering a well on this permit and will continue to gather geological and geophysical information, as well as reprocess seismic data.

•	Moinesti Permit. We are the 100% owner and operator of the Moinesti exploration permit. This permit covers approximately 300,000 acres. It is situated about 60 kilometers north of the Viperesti permit in the foothills of the Carpathian Mountains and is contiguous with eight producing oil fields. We believe the permit is prospective in various producing formations from 3,000-16,000 feet. We will continue to gather geological and geophysical information, as well as reprocess seismic data, on this permit.

•	Fauresti Rehabilitation Permit. We are the 100% owner and operator of the Fauresti rehabilitation permit. This permit covers approximately 1,325 acres. It is located in southwestern Romania about 140 kilometers west of the Viperesti permit. We believe it offers development opportunities in the

Jurassic Dogger formation at depths of approximately 8,000 feet. In early 2005, we re-entered one well on this permit. We anticipate re-entering five additional wells and drilling two new development wells on this permit in 2005.

Trinidad, West Indies

      In Trinidad, we own a 1% overriding royalty interest in the Bonasse Field and the Southwest Cedros Peninsula permit.

United States

      We hold working-interests in 913 gross wells (51 net wells) primarily in Texas, Oklahoma, New Mexico, Kansas and Louisiana. During the second half of 2004, the first exploratory well on the Hosston sands prospect in southern Mississippi, the Hickman 4-7, was drilled to a total depth of 14,775 feet and exhibited no gas shows. Consequently, the well was plugged and abandoned. We held a 10% working-interest in the well.

Title to Oil and Natural Gas Properties

France

      We do not hold title to properties in France but have been granted exploration and exploitation permits by the French government. We hold four French exploration permits: Aufferville, Nemours, Nangis and Courtenay. No proved reserves have been established in these permits. The Nangis permit expires in 2005, the Courtenay permit expires in 2006, and the Aufferville and Nemours permits both expire in 2007. The French exploration permits have minimum financial requirements that must be met during their terms. If such obligations are not met, the permits could be subject to forfeiture.

      The French exploitation permits that cover five producing oil fields in the Paris Basin are:

		At December 31, 2004

	Permit		Post-Expiration	Percent of Proved
	Expiration	Total Proved	Proved	Reserves
PROPERTY	Year	Reserves (MBbl)	Reserves (MBbl)	Post-Expiration

Neocomian Fields	2011	9,731	7,239	74.39%
Charmottes Field	2013	1,805	755	41.83%

      Although the French government has no obligation to renew exploitation permits, we believe it will renew such exploitation permits so long as we, the permit holder, demonstrate financial and technical capabilities and establish the studies used in defining the work schedule. However, there can be no assurance that we will be able to renew any permits that expire.

Turkey

      We do not hold title to properties in Turkey but have been granted exploitation and exploration permits by the Turkish government. We have 24 exploration permits covering five geographic regions. There are no proved reserves associated with these permits. The Western Black Sea permits and the Sinop permits expire in 2005; however, we anticipate undertaking drilling operations on these permits which will entitle us to extend them with governmental approval for at least three years. The Calgan permit expires in 2007 and the Thrace Black Sea permits and the Central Black Sea permits expire in 2009. Onshore exploration permits are granted for four-year terms and may be extended for two additional two-year terms, and offshore exploration permits are granted for six-year terms and may be extended for two additional three-year terms, provided that drilling obligations stipulated under Turkish law are satisfied. Under Turkish law, exploitation permits are generally granted for a period of 20 years and may be renewed upon application for two additional 10-year periods. If an exploration permit is extended for development as an exploitation permit, the period of the exploration permit is counted toward the 20-year exploitation permit.

      The following is certain information relating to our three Turkish exploitation permits:

		At December 31, 2004

	Permit		Post-Expiration	Percent of Proved
	Expiration	Total Proved	Proved	Reserves
PROPERTY	Year	Reserves (MBbl)	Reserves (MBbl)	Post-Expiration

Zeynel	2010	48	6	12.5%
Cendere (2 permits)	2011	579	186	32.12%

Romania

      We do not hold title to, but have permits to, property in Romania that entitles us to explore and produce hydrocarbons. We have not yet established proved reserves on any of these properties. We have two exploration permits and one rehabilitation permit. The Moinesti and Viperesti permits will expire in 2009. The Fauresti permit will expire in 2015. If, prior to the expiration of our Romanian permits, we have not completed the minimum exploration program required by the permits, we must pay the estimated costs of such exploration program to the Romanian government. If we were required to make such payments to the Romanian government, we estimate that the aggregate amount would be approximately $8.0 million.

United States

      We currently own interests in producing acreage only in the form of working-interests due to the sale of our U.S. mineral and royalty interests in January 2004.

      As is common industry practice, we conduct little or no investigation of title at the time we acquire undeveloped properties, other than a preliminary review of local mineral records. However, we do conduct title investigations and, in most cases, obtain a title opinion of local counsel before commencement of drilling operations. We believe that the methods we utilize for investigating title prior to acquiring any property are consistent with practices customary in the oil and natural gas industry and that such practices are adequately designed to enable us to acquire good title to such properties. Some title risks, however, cannot be avoided, despite the use of customary industry practices.

      Our properties are generally subject to:

•	Customary royalty and overriding royalty interests;

•	Liens incident to operating agreements; and

•	Liens for current taxes and other burdens and minor encumbrances, easements and restrictions.

      We believe that none of these burdens either materially detracts from the value of our properties or materially interferes with their use in the operation of our business.

Oil and Natural Gas Reserves

      The following table sets forth information about our estimated net proved reserves (i) at December 31, 2003, (ii) as adjusted at December 31, 2003 to reflect the sale of U.S. mineral and royalty interests in January 2004 and (iii) at December 31, 2004. LaRoche Petroleum Consultants, Ltd., an independent petroleum engineering firm in Dallas, Texas, prepared the estimates of proved developed reserves, proved undeveloped reserves and discounted present value (pretax). No reserve reports have been provided to any governmental agencies.

	At December 31, 2003

	Actual	As Adjusted(1)	At December 31, 2004

U.S.
Proved developed:
Oil (MBbl)	1,709	724	775
Gas (MMcf)	11,158	5,803	4,875
Total (MBOE)	3,568	1,691	1,587
Proved undeveloped:
Oil (MBbl)	129	33	5
Gas (MMcf)	124	124	58
Total (MBOE)	149	54	15
Total proved (MBOE)	3,717	1,745	1,602
Discounted present value at 10% (pretax) (in thousands)	$50,283	$19,808	$19,921
FRANCE
Proved developed:
Oil (MBbl)	6,572	6,571	7,309
Proved undeveloped:
Oil (MBbl)	4,405	4,404	4,227
Total proved (MBOE)	10,977	10,975	11,536
Discounted present value at 10% (pretax) (in thousands)	$57,654	$57,654	$87,276
TURKEY
Proved developed:
Oil (MBbl)	583	583	360
Proved undeveloped:
Oil (MBbl)	309	309	267
Total proved (MBOE)	892	892	627
Discounted present value at 10% (pretax) (in thousands)	$8,134	$8,134	$7,945
COMBINED
Proved developed:
Oil (MBbl)	8,863	7,878	8,444
Gas (MMcf)	11,158	5,803	4,875
Total (MBOE)	10,723	8,845	9,256
Proved undeveloped:
Oil (MBbl)	4,842	4,746	4,499
Gas (MMcf)	124	124	58
Total (MBOE)	4,863	4,767	4,509
Total proved (MBOE)	15,586	13,612	13,765
Discounted present value at 10% (pretax) (in thousands)	$116,071	$85,596	$115,142

(1)	Net proved reserves calculated as if the sale of our U.S. mineral and royalty interests had been effective on December 31, 2003.

      Reserves were estimated using oil and natural gas prices and production and development costs in effect on December 31, 2003 and 2004, without escalation. The reserves were determined using both volumetric and production performance methods. France and Turkey only have oil reserves. Proved reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. The values reported may not necessarily reflect the fair market value of the reserves.

Productive Wells

      The following table shows our gross and net interests in productive oil and natural gas working-interest wells as of December 31, 2004. Productive wells include wells currently producing or capable of production.

	Gross(1)			Net(2)

	Oil	Gas	Total	Oil	Gas	Total

United States	641	272	913	21.40	29.50	50.90
France	98	—	98	98.00	—	98.00
Turkey	17	—	17	2.92	—	2.92

(1)	“Gross” refers to wells in which we have a working-interest.

(2)	“Net” refers to the aggregate of our percentage working-interest in gross wells before royalties, before or after payout, as appropriate.

Acreage

      The following table shows the developed and undeveloped acreage attributable to our ownership as of December 31, 2004.

	Developed
	Acreage		Undeveloped Acreage		Total Acreage

	Gross	Net	Gross	Net	Gross	Net

United States	253,420	37,325	83,703	39,028	337,123	76,353
France	24,261	24,261	303,948	278,946	328,209	303,207
Turkey	31,730	3,045	2,879,874	2,271,705	2,911,604	2,274,750
Romania	—	—	775,325	625,325	775,325	625,325

Total	309,411	64,631	4,042,850	3,215,004	4,352,261	3,279,635

      Undeveloped acreage includes only those leased acres on which wells have not been drilled or completed to permit the production of commercial quantities of oil and natural gas regardless of whether or not the acreage contains proved reserves.

Drilling Activities

      The following table shows our drilling activities on a gross and net basis for the years ended 2002, 2003 and 2004.

	Year Ended December 31,

	2002		2003		2004

	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

United States
Development:
Gas(3)	—	—	1	0.03	3	0.75
Oil(4)	1	0.09	2	0.19	4	0.20
Abandoned(5)	1	0.20	—	—	—	—

Total	2	0.29	3	0.22	7	0.95

Exploratory
Gas(3)	1	0.11	—	—	—	—
Oil(4)	1	0.25	—	—	—	—
Abandoned(5)	2	0.33	—	—	3	0.5

Total	4	0.69	—	—	3	0.5

France
Development:
Oil(4)	—	—	—	—	7	7
Abandoned(5)	—	—	—	—	—	—

Total	—	—	—	—	7	7

Turkey
Development:
Oil(4)	1	0.20	—	—	—	—
Abandoned(5)	—	—	—	—	—	—

Total	1	0.20	—	—	—	—

Exploratory
Oil(6)	—	—	—	—	1	0.75

Gas(7)	—	—	—	—	1	0.40

Abandoned(5)	1	0.50	2	1.30	—	—

Total	1	0.50	2	1.30	2	1.15

(1)	“Gross” is the number of wells in which we have a working-interest.

(2)	“Net” is the aggregate obtained by multiplying each gross well by our after payout percentage working-interest.

(3)	“Gas” means natural gas wells that are either currently producing or are capable of production.

(4)	“Oil” means producing oil wells.

(5)	“Abandoned” means wells that were dry when drilled and were abandoned without production casing being run.

(6)	“Oil” means oil shows were found and temporarily suspended awaiting further work.

(7)	“Gas” means gas flow was tested and temporarily suspended awaiting further work.

Markets and Competition

      In France, we currently sell all of our oil production to Elf Antar France S.A., the largest purchaser in the area. This production is shipped by truck to a nearby Elf refinery. The oil also can be transported to refineries on the north coast of France via pipeline. Production in Turkey is sold to refineries in the southern part of the country.

      Our domestic oil and natural gas production is sold to various purchasers typically in the areas where the oil or natural gas is produced. Revenues from the sale of oil and natural gas production accounted for 109%, 116% and 89% of our consolidated revenues for the three years ended December 31, 2003, 2002 and 2001, respectively. Generally, we do not refine or process any of the oil and natural gas we produce. We are currently able to sell, under contract or in the spot market through the operator, substantially all of the oil and the natural gas we are capable of producing at current market prices. Most of our oil and natural gas is sold under short-term contracts or contracts providing for periodic adjustments or in the spot market; therefore, our revenue streams are highly sensitive to changes in current market prices. Our natural gas is sold to pipeline companies rather than end users.

      The oil and natural gas industry is highly competitive. We encounter strong competition from other independent operators and from major oil companies in acquiring properties, contracting for drilling equipment and securing trained personnel. Many of these competitors have financial and technical resources and staffs substantially larger than those available to us. As a result, our competitors may be able to pay more for desirable leases, and they may pay more to evaluate, bid for and purchase a greater number of properties or prospects than our financial or personnel resources permit us to do.

      We also are affected by competition for drilling rigs and the availability of tubular goods and certain other equipment. While the oil and natural gas industry has experienced shortages of drilling rigs and equipment, pipe and personnel in the past, we are not presently experiencing any shortages and do not foresee any such shortages in the near future; however, we are unable to predict how long current market conditions will continue.

      Competition for attractive oil and natural gas producing properties, undeveloped leases and drilling rights is also strong, and we can give no assurance we will be able to compete satisfactorily in acquiring properties. Many major oil companies have publicly indicated their decision to focus on overseas activities and have been actively marketing certain domestic producing properties for sale to independent oil and natural gas producers. We cannot ensure we will be successful in acquiring any such properties.

Other

      In 2004, we invested approximately $1.0 million for a 45% ownership interest in ePsolutions, which develops and markets software for use in the deregulated energy market. We also have a 35% ownership interest in EnergyNet.com, Inc., which provides a platform and system for individuals and companies to complete oil, natural gas and mineral acquisitions and divestitures using an Internet-based auction.

Employees

      As of February 10, 2005, we employed 42 full-time employees. None of our employees are represented by unions or covered by collective bargaining agreements. To date, we have not experienced any strikes or work stoppages due to labor problems, and we have good relations with our employees. As needed, we also utilize the services of independent consultants on a contract basis.

MANAGEMENT

      The following table sets forth certain information with respect to our executive officers and directors.

Name	Age	Position(s)

G. Thomas Graves III	55	Director, President and Chief Executive Officer(E)(G)(I)
Douglas W. Weir	47	Senior Vice President — Chief Financial Officer
Michael J. FitzGerald	53	Senior Vice President — Exploration and Production
David M. Brewer	51	Director(E)(G)
Herbert L. Brewer	78	Director(G)(I)
Peter L. Falb	67	Director(C)(E)(G)(I)(N)
Thomas P. Kellogg, Jr.	67	Director(A)
William I. Lee	78	Director
John Mark McLaughlin	73	Chairman of the Board(A)(C)(E)(N)
H.R. Sanders, Jr.	72	Director(A)(C)(N)

(A)	Audit Committee Member

(C)	Compensation Committee Member

(E)	Executive Committee Member

(G)	Corporate Governance Committee Member

(I)	Investment Committee Member

(N)	Nominating Committee Member

      G. Thomas Graves III has served as President and Chief Executive Officer of Toreador since July 1998 and has served as a director of Toreador since 1998. Mr. Graves also served as a director of Wilco Properties, Inc., a privately held oil and gas exploration company, from June 1997 to May 2003 and President of Wilco from June 1997 to June 2002. Mr. Graves served as managing partner of Lee Global Energy Fund, an investment limited partnership from October 1994 until January 2001. Until its dissolution on December 31, 2001, Lee Global Energy Fund was an affiliate of Toreador. He also served as an officer of Triton Energy Corporation (now Amerada Hess Corporation) (“Triton”), an international oil and gas exploration and production company, from 1986 to 1993.

      Douglas W. Weir is Senior Vice President — Chief Financial Officer of Toreador. Mr. Weir was Chief Financial Officer from 1996 until June 2002 of Wilco and was Controller of Wilco from 1991 to 1995. From February 1999 until June 2002, he served as Chief Financial Officer of both Toreador and Wilco. From January 1999 until he ceased to be the Chief Financial Officer of Wilco in June 2002, he did not receive payment for being Chief Financial Officer of Wilco.

      Michael J. FitzGerald is Senior Vice President — Exploration and Production of Toreador. Mr. FitzGerald had been Vice President — Exploration and Production for Madison Oil Company from 1993 through December 31, 2001. From 1978 to 1991, he was responsible for exploration in the North Sea, France and Holland for Triton.

      David M. Brewer has served as a director of Toreador since 2001. Mr. Brewer co-founded Madison Oil Company in 1993, has been a director of Madison Oil Company since 1993, and was President of Madison Oil Company from 1993 to 2000. He has been an investor and entrepreneur since 2000. Formerly, Mr. Brewer was an attorney with the New York firm of Cravath, Swaine & Moore and with Union Pacific Corporation. He is the son of Herbert L. Brewer.

      Herbert L. Brewer has served as a director of Toreador since 2001. Mr. Brewer co-founded Madison Oil Company in 1993, has been a director of Madison Oil Company since 1993, and effective July 12,

2001, became the Chief Executive Officer of Madison Oil Company until Madison Oil Company merged with Toreador on December 31, 2001. Prior to becoming Chief Executive Officer of Madison Oil Company, he had been retired and formerly was the chairman and CEO of Triton Europe (a wholly-owned subsidiary of Triton) and a director and Senior Vice-President of Triton, responsible for worldwide exploration. He is the father of David M. Brewer.

      Peter L. Falb has served as a director of Toreador since 1998. Mr. Falb has been a principal of Dane, Falb, Stone & Co., Inc., a Boston-based registered investment advisor since 1977 and is a professor of applied mathematics at Brown University. Mr. Falb is presently the Managing Director of the F-Co. Holdings Companies.

      Thomas P. Kellogg, Jr. has served as a director of Toreador since 1992. Mr. Kellogg has served as a consultant and private investor since 1992. He was a consultant for Ensign Oil & Gas, Inc. in 1990 and 1991, and from 1960 to 1990, he served as Vice President of J. P. Morgan & Co., a commercial investment bank.

      William I. Lee has served as a director of Toreador since 1998. Mr. Lee has been an independent energy explorer and producer since 1952. In December 1992, he retired as President and Chief Executive Officer of Triton. In May 1995, he retired as Chairman and director of Triton. In 2000, he was appointed as a director of Madison Oil Company and served until he resigned on September 3, 2001. He is presently Chairman of the Board of Wilco.

      John Mark McLaughlin is the Chairman of the Board of Directors of Toreador and has served as a director of Toreador since 1976. Since 1954, Mr. McLaughlin has been and is currently an attorney in private practice in San Angelo, Texas. He is President of Double-M Ranch Ltd., a family-owned Texas limited partnership, and Chairman of the Board of Texas State Bank, San Angelo, Texas. Mr. McLaughlin served as President of Toreador from April 1997 to July 1998.

      H.R. Sanders, Jr. has served as a director of Toreador since 2001. Mr. Sanders was a director of Devon Energy Corporation from 1981 through 2000, and Executive Vice President of Devon Energy Corporation from 1981 through 1997. He was a Senior Vice President of RepublicBank Dallas, N.A. from 1970 to 1981. He was a director of Triton from 1977 to 1981. Mr. Sanders is presently a director of Continental Resources, Inc.

DESCRIPTION OF CAPITAL STOCK

      Selected provisions of our organizational documents and descriptions of our capital stock are summarized below. The summary is not complete. You should read the organizational documents, which are incorporated by reference into this prospectus, for other provisions that may be important to you. In addition, you should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law which may affect your rights as a stockholder.

      Our authorized capital consists of 30,000,000 shares of common stock and 4,000,000 shares of preferred stock. At February 10, 2005, we had:

•	12,071,953 shares of common stock outstanding; and

•	154,000 shares of Series A-1 Convertible Preferred Stock outstanding.

      All 160,000 outstanding shares of our Series A Convertible Preferred Stock were converted into an aggregate of 1,000,000 shares of our common stock on or prior to December 31, 2004.

Common Stock

      The holders of shares of common stock possess full voting power for the election of directors and for all other purposes, each holder of common stock being entitled to one vote for each share of common stock held of record by such holder. The shares of common stock do not have cumulative voting rights. As described below, the holders of the Series A-1 Convertible Preferred Stock generally have no voting rights with respect to the management of Toreador.

      Subject to the right of holders of any outstanding shares of Series A-1 Convertible Preferred Stock and the terms of our $15.0 million facility, assuming it is approved by the French government, dividends may be paid on the common stock as and when declared by Toreador’s board of directors out of any funds of Toreador legally available for the payment thereof. Holders of common stock have no subscription, redemption, sinking fund, conversion or preemptive rights. The outstanding shares of common stock are fully paid and nonassessable. After payment is made in full to the holders of any outstanding shares of preferred stock in the event of any liquidation, dissolution or winding up of the affairs of Toreador, the remaining assets and funds of Toreador will be distributed to the holders of common stock according to their respective shares.

Preferred Stock

General

      The board of directors may, without further action by Toreador’s stockholders (subject to the terms of the Series A-1 Convertible Preferred Stock described below), from time to time, direct the issuance of fully authorized shares of preferred stock, in classes or series and may, at the time of issuance, determine the powers, rights, preferences and limitations of each class or series. Satisfaction of any dividend preferences on outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on common stock. Also, holders of preferred stock would be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of Toreador before any payment is made to the holders of common stock. Under certain circumstances, the issuance of such preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Toreador’s securities or the removal of incumbent management.

      The issuance of shares of preferred stock could be used by an incumbent board of directors to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction. Alternatively, such an issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. The issuance of preferred stock could adversely affect the voting power of the common stockholders. It could also affect the likelihood that holders of the common stock will receive dividend payments and payments upon liquidation. Although the board of directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of the stockholders, the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the rules of any market on which Toreador securities are traded.

Description of Series A-1 Convertible Preferred Stock

•	Designation and Amount. Under the certificate of designation, 160,000 shares of preferred stock are designated as “Series A-1 Convertible Preferred Stock” with a stated value of $25.00 per share. At January 31, 2005, there were 154,000 shares of Series A-1 Convertible Preferred Stock outstanding.

•	Dividends. Each share of Series A-1 Convertible Preferred Stock is entitled to annual dividends of 9% of $25.00 per share, which are to be paid quarterly in cash.

•	Priority. In the event of liquidation, dissolution or similar event, holders of Series A-1 Convertible Preferred Stock will have preference over the common stock and all other capital stock to the extent of $25.00 for each share of Series A-1 Convertible Preferred Stock plus any accrued and unpaid dividends.

•	Conversion. Each holder of Series A-1 Convertible Preferred Stock may convert his, her or its shares into shares of common stock at any time. To convert, the holder of Series A-1 Convertible Preferred Stock must submit his, her or its request, his, her or its certificate and notice to the transfer agent. Each share of Series A-1 Convertible Preferred Stock is convertible into shares of common stock at a rate equal to 6.25 shares of common stock per share of Series A-1 Convertible Preferred Stock (subject to certain adjustments described below). Generally, we must issue and deliver the common stock within three business days.

•	Adjustments to Conversion Price. The rate of conversion of Series A-1 Convertible Preferred Stock will be adjusted to account for stock splits, stock dividends, mergers or assets distributions. In no event will fractional shares be issued, however, because of such adjustment.

•	Optional Redemption by Company. At any time after November 1, 2007, we may elect to redeem for cash any or all shares of Series A-1 Convertible Preferred Stock upon 15 trading days notice to the extent permitted by law and our then available capital. The optional redemption price per share is the sum of (1) $25.00 per share of the Series A-1 Convertible Preferred Stock plus (2) any accrued and unpaid dividends, and such sum is then multiplied by a declining multiplier. The multiplier is 105% until October 31, 2008, 104% until October 31, 2009, 103% until October 31, 2010, 102% until October 31, 2011, 101% until October 31, 2012 and 100% thereafter.

•	Voting Rights. The holders of Series A-1 Convertible Preferred Stock generally have no voting rights with respect to the management of Toreador. We may not take any action that adversely effects the Series A-1 Convertible Preferred Stock without prior approval of the holders of a majority of the outstanding shares of Series A-1 Convertible Preferred Stock. If Toreador fails to pay four quarterly dividend payments, the holders of Series A-1 Convertible Preferred Stock are entitled to separately, as a class, elect one person to our board of directors, who shall serve until the event of default is cured.

Delaware Anti-Takeover Statute

      We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents us from engaging in a business combination with an “interested stockholder” (generally, a person owning 15% or more of our outstanding voting stock) for three years following the time that person becomes a 15% stockholder unless either:

•	before that person became a 15% stockholder, our board of directors approved the transaction in which the stockholder became a 15% stockholder or approved the business combination;

•	upon completion of the transaction that resulted in the stockholder’s becoming a 15% stockholder, the stockholder owns at least 85% of our voting stock outstanding at the time the transaction began (excluding stock held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•	after the transaction in which that person became a 15% stockholder, the business combination is approved by our board of directors and authorized at a stockholder meeting by at least two-thirds of the outstanding voting stock not owned by the 15% stockholder.

      Delaware law defines the term “business combination” to encompass a wide variety of transactions with, or caused by, an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This law could have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of the common stock.

Limitation on Directors’ Liability

      Pursuant to the bylaws and the Certificate of Incorporation, as amended, of Toreador, Toreador will indemnify to the full extent authorized by Delaware law any director or officer of Toreador who is made or threatened to be made a party to any action, suit or proceeding by reason of the fact that he is or was a director or officer of Toreador. In addition, certain of Toreador’s directors have indemnification agreements with Toreador in which Toreador agrees to indemnify such directors under certain circumstances. Toreador has purchased indemnification insurance on behalf of its directors.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Removal of Directors; Advance Notice Provisions for Stockholder Nominations; Stockholder Nomination Procedure

      Any director may be removed from office, with or without cause, only by the affirmative vote of a majority of the then outstanding shares entitled to vote for an election of directors at any annual or special meeting of stockholders duly called and held for such purpose. Any stockholder wishing to submit a nomination to the board of directors must follow the procedures outlined in our bylaws and our most recent proxy statement.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004-1123, (212) 509-4000.

PRINCIPAL STOCKHOLDERS

      The tables below set forth, as of February 10, 2005, the number of shares and percentage of our outstanding common stock beneficially owned by:

•	each of our executive officers and directors;

•	all of our executive officers and directors as a group; and

•	each stockholder known by us to beneficially own more than 5% of our outstanding common stock.

      The beneficial ownership percentages are based on 12,071,953 shares of common stock outstanding as of February 10, 2005. Beneficial ownership is calculated in accordance with the rules of the Securities and Exchange Commission. A person is deemed to be a “beneficial owner” of any security that he or she has the right to acquire within sixty (60) days after February 10, 2005. Shares that a person has the right to acquire under stock options and convertible securities are deemed outstanding for the purpose of computing the percentage ownership of that person and all executive officers and directors as a group, but not for the percentage ownership of any other person or entity. As a result, the denominator used in calculating the beneficial ownership among our stockholders may differ.

	Common Stock
	Beneficially Owned
	Prior To This Offering

	Number		Percent
	of Shares		of Class

Thomas P. Kellogg, Jr.	26,000		*
John Mark McLaughlin	289,134	(1)	2.37%	(1)
Peter L. Falb	954,400	(2)	7.87%	(2)
G. Thomas Graves III	285,000	(3)	2.31%	(3)
William I. Lee	1,367,757	(4)	10.98%	(4)
H.R. Sanders, Jr.	62,250	(5)	*
Herbert L. Brewer	1,994,066	(6)	15.93%	(6)
David M. Brewer	1,994,066	(6)	15.93%	(6)
Michael J. FitzGerald	64,103	(7)	*
Douglas W. Weir	87,000	(8)	*
All directors and officers as a group (10 persons)	5,129,710	(9)	38.06%	(9)
Beneficial owners of 5% or more:
Wilco Properties, Inc., 4809 Cole Ave., Suite 107, Dallas, Texas 75205	1,367,757	(4)	10.98%	(4)
Peter L. Falb, Edward Nathan Dane, Firethorn I Limited Partnership and Dane, Falb, Stone & Co., Inc. c/o Peter L. Falb, 15 Broad Street, Suite 406 Boston, Massachusetts 02109	954,400	(2)	7.87%	(2)
David M. Brewer, Herbert L. Brewer and Joseph E. Griesedieck, III c/o The Madison Group, 590 Madison Avenue, 21st Floor, New York, New York 10022	1,994,066	(6)	15.93%	(6)

*	Less than one percent

(1)	Includes 105,000 shares of common stock that such person has the right to acquire upon the exercise of options within 60 days of February 10, 2005.

(2)	Mr. Falb shares voting and dispositive powers with respect to 695,200 shares of common stock with Firethorn I Limited Partnership, a Massachusetts limited partnership, and Dane, Falb, Stone & Co.,

Inc., a Massachusetts corporation. The information regarding Messrs. Dane’s and Falb’s beneficial ownership of Toreador’s common stock is based on a Schedule 13D filed with the SEC on April 7, 1995 by the Dane Falb Persons, as amended through Amendment No. 7 thereto filed on July 30, 1998, and the Form 4s filed by Messrs. Dane and Falb through February 10, 2005. The beneficial ownership includes 209,200 shares of common stock owned directly and indirectly by Mr. Falb, and 50,000 shares of common stock that Mr. Falb has the right to acquire upon exercise of options within 60 days of February 10, 2005.

(3)	Includes 250,000 shares of common stock that Mr. Graves has the right to acquire upon exercise of currently exercisable options.

(4)	Mr. Lee and Wilco Properties, Inc. (“Wilco”) may be deemed to be acting in concert with respect to the shares of common stock. As a result, Wilco may be deemed to beneficially own 1,367,757 shares of common stock. The information regarding Mr. Lee’s and Wilco’s beneficial ownership of Toreador’s common stock is based on a Schedule 13D filed with the SEC on June 2, 1997, by Lee Global Energy Fund, L.P. as amended through Amendment No. 12 thereto filed on December 28, 2004 by Mr. Lee and Wilco, and the Form 4s filed by Mr. Lee through February 10, 2005 and includes (i) the 910,107 shares owned directly by Mr. Lee; (ii) 250,000 shares of common stock issuable to Mr. Lee upon conversion of the Series A-1 Convertible Preferred Stock; and (iii) 70,000 shares of common stock which Mr. Lee has the right to acquire upon exercise of options within 60 days of February 10, 2005. Mr. Lee may be deemed to have voting power and dispositive power over (i) 68,900 shares of common stock owned by Wilco; and (ii) 68,750 shares of common stock issuable upon conversion of Series A-1 Convertible Preferred Stock issued to Wilco.

(5)	Includes 35,000 shares of common stock which such person has the right to acquire upon exercise of options exercisable within 60 days of February 10, 2005, along with 6,250 shares of common stock with respect to which such person has the right to acquire upon conversion of shares of Series A-1 Convertible Preferred Stock. The information regarding Mr. Sanders’ ownership of common stock is disclosed in the Form 4s filed by Mr. Sanders through February 10, 2005.

(6)	Includes (i) 1,266,261 shares of common stock held directly by Mr. David Brewer, (ii) 222,610 shares of common stock held directly by Mr. Herbert Brewer, (iii) 5,000 shares of common stock held directly by Mr. Griesedieck’s children, (iv) 10,000 shares of common stock held by a profit sharing plan for Mr. David Brewer, (v) 45,733 shares held directly by JD Associates, an investment joint venture formed by Messrs. David Brewer and Griesedieck, (vi) 219,962 shares of common stock issuable upon conversion of the second amended and restated convertible debenture issued by Madison Oil Company to PHD Partners, LP, a partnership indirectly controlled by Mr. David Brewer, as the sole stockholder of the sole general partner of the partnership, which is convertible into Toreador common stock, (vii) 64,500 shares of common stock with respect to which Mr. David Brewer has the right to acquire upon exercise of options within 60 days of February 10, 2005, (viii) 35,000 shares of common stock with respect to which Mr. Herbert Brewer has the right to acquire upon exercise of options within 60 days of February 10, 2005; and (ix) 125,000 shares of common stock which may be acquired by Mr. Herbert Brewer upon conversion of the Series A-1 Convertible Preferred Stock of which 62,500 shares are beneficially owned through the Herbert L. and Paulyne Brewer 1992 Trust. Mr. David Brewer may be deemed to have sole voting and dispositive power over 1,560,723 shares of common stock. Mr. Herbert Brewer may be deemed to have sole voting and dispositive power over 382,610 shares of common stock. Mr. Griesedieck may be deemed to have sole voting and dispositive power over 5,000 shares of common stock held by his children pursuant to the Uniform Gifts to Minors Act. Mr. Herbert Brewer and Mr. Griesedieck expressly disclaim beneficial ownership in (i) 1,266,261 shares of common stock held directly by Mr. David Brewer, (ii) 10,000 shares of common stock held by a profit sharing plan for Mr. David Brewer, (iii) 219,962 shares of common stock issuable upon conversion of the second amended and restated convertible debenture and (iv) 64,500 shares of common stock with respect to which Mr. David Brewer has the right to acquire upon exercise of options within 60 days of February 10, 2005. Mr. David Brewer and Mr. Griesedieck expressly disclaim beneficial ownership in (i) 222,610 shares of common stock held directly by Mr. Herbert Brewer, (ii) 35,000 shares of common stock with respect to which Mr. Herbert Brewer has the right to acquire upon exercise of options within 60 days of February 10, 2005, and (iii) 125,000 shares of common stock which may be acquired by Mr. Herbert Brewer upon conversion of the Series A-1 Convertible Preferred Stock of which 62,500 shares are beneficially owned through the Herbert L. and Paulyne Brewer 1992 Trust. Mr. David Brewer and Mr. Herbert Brewer expressly disclaim beneficial ownership in the 5,000 shares of common stock held directly by Mr. Griesedieck’s children. Mr. Herbert Brewer expressly disclaims beneficial ownership in the 45,733 shares of common stock held directly by JD Associates. The information regarding the beneficial ownership of Toreador’s common stock of Messrs. David Brewer, Herbert Brewer and Griesedieck is based on a Schedule 13D filed with the SEC on January 9, 2002, as amended by Messrs. David Brewer, Herbert Brewer and Griesedieck through January 31, 2005, the Form 4s filed by Mr. David Brewer and Mr. Herbert Brewer through February 10, 2005, and the Form 4s filed by Mr. Griesedieck through February 10, 2005.

(7)	Includes 42,000 shares of common stock that such person has the right to acquire beneficial ownership upon the exercise of options within 60 days of February 10, 2005.

(8)	Includes 85,000 shares of common stock that such person has the right to acquire upon exercise of the options within 60 days of February 10, 2005.

(9)	Includes (i) 736,500 shares of common stock that are subject to stock options exercisable within 60 days of February 10, 2005, by the ten directors and executive officers, (ii) 3,723,248 shares of Toreador common stock owned directly and indirectly by the group of ten, (iii) the assumed conversion of shares of Series A-1 Convertible Preferred Stock issued to Wilco, the Herbert L. and Paulyne Brewer 1992 Trust, and Messrs. Herbert Brewer, Sanders and Lee into 68,750, 62,500, 62,500, 6,250 and 250,000 shares of common stock, respectively, totaling 450,000 shares of common stock and (iv) the assumed conversion of the second amended and restated convertible debenture issued by Madison Oil Company to PHD Partners into 219,962 shares of common stock.

      Except as otherwise indicated above, all shares shown in the above table are owned directly and the holder thereof has sole voting and investment power with respect to such shares.

UNDERWRITING

      Subject to the terms and conditions set forth in the underwriting agreement that we have entered into with Morgan Keegan & Company, Inc., Morgan Keegan & Company, Inc. has agreed to purchase, and we have agreed to sell to Morgan Keegan & Company, Inc., 1,250,000 shares of our common stock.

      The underwriting agreement provides that the obligation of Morgan Keegan & Company, Inc. to purchase the shares included in this offering is subject to approval of legal matters by counsel and to other conditions. Morgan Keegan & Company, Inc. is obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if it purchases any of the shares.

      The following table summarizes the underwriting discounts Morgan Keegan & Company, Inc. is to receive on a per share basis and in total. The information is presented assuming either no exercise or full exercise of the underwriter’s option to purchase additional shares of stock.

	Per Share	Total

		Without	With
		Option	Option

Underwriting discount paid by us	$1.40	$1,750,000	$2,012,500

      We estimate that the total expenses of this offering will be approximately $275,000, excluding underwriter’s discounts. We will pay all expenses associated with this offering.

      Morgan Keegan & Company, Inc. proposes to offer the shares of our common stock to the public at the offering price set forth on the cover page of this prospectus. After the offering, Morgan Keegan & Company, Inc. may change the offering price and other selling terms. Morgan Keegan & Company, Inc. reserves the right to reject an order for the purchase of shares, in whole or in part.

      We have granted to Morgan Keegan & Company, Inc. the option, exercisable for thirty (30) days from the date of this prospectus, to purchase up to 187,500 additional shares of common stock at the price set forth on the cover of this prospectus. Morgan Keegan & Company, Inc. may exercise the option solely for the purpose of covering over-allotments, if any, in connection with the offering. If any additional shares are purchased, Morgan Keegan & Company, Inc. will offer the additional shares on the same terms as those on which the 1,250,000 shares are being offered.

      We and each of our executive officers and directors have agreed that none of us will issue, sell, transfer or dispose of any shares of our common stock or securities convertible into or exercisable for any shares of our common stock, without the prior written consent of Morgan Keegan & Company, Inc. which shall not be unreasonably withheld for a period of ninety (90) days after the date of the underwriting agreement, except (i) for sales of common stock owned by specific entities controlled by one of our directors, (ii) for issuances of common stock pursuant to (a) the exercise of current or future issued stock options or other plan based securities and warrants or (b) conversion of currently issued convertible securities, (iii) for the possible issuance of call options for 50,000 shares and the exercise of such call options, (iv) for issuances of stock options, (v) for submission of an equity incentive plan for approval to our stockholders and the issuance of equity incentives pursuant to such equity incentive plan and (vi) for sales, transfers or dispositions pursuant to existing pledge, margin account or similar agreements.

      Our shares of common stock are quoted on the Nasdaq National Market under the symbol “TRGL.”

      In connection with this offering, Morgan Keegan & Company, Inc. may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares in excess of the number of shares to be purchased by Morgan Keegan & Company, Inc. in this offering, which creates a syndicate short position. “Covered” short sales are sales made in an amount up to the number of shares represented by the underwriter’s over-allotment option. In determining the source of shares to close out the covered syndicate short position, Morgan Keegan & Company, Inc. will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which Morgan

Keegan & Company, Inc. may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases in the open market after the distribution has been completed or the exercise of the over-allotment option. Morgan Keegan & Company, Inc. may also make “naked” short sales of shares in excess of the over-allotment option. Morgan Keegan & Company, Inc. must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if Morgan Keegan & Company, Inc. is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for, or purchases of, shares in the open market while the offering is in progress.

      Any of these activities may have the effect of preventing or retarding a decline in the market of our common stock. They may also cause the price of the shares of our common stock to be higher than the price that would otherwise exist on the open market in the absence of these transactions. Morgan Keegan & Company, Inc. may conduct these transactions on the Nasdaq National Market or otherwise. If Morgan Keegan & Company, Inc. commences any of these transactions, it may discontinue them at any time.

      We have agreed to indemnify Morgan Keegan & Company, Inc. against certain liabilities, including liabilities under the Securities Act, or to contribute to payments Morgan Keegan & Company, Inc. may be required to make because of any of those liabilities.

      Morgan Keegan & Company, Inc. has from time to time performed, and may in the future perform, various investment banking, financial advisory and other services for us for which it has been paid, or will be paid, customary fees.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We are subject to the informational requirements of the Exchange Act, and, in accordance with the requirements of the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s website at http://www.sec.gov. Due to our name change, our filings made prior to June 5, 2000 can be found under the name “Toreador Royalty Corporation.” Our filings made on and subsequent to June 5, 2000 can be found under the name “Toreador Resources Corporation.” You may also read and copy any document we file with the SEC at the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC at that address. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities.

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until termination of the offering:

•	Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the SEC on April 13, 2004;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, as filed with the SEC on May 14, 2004;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, as filed with the SEC on August 13, 2004;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, as filed with the SEC on November 15, 2004;

•	Current Reports on Form 8-K filed with the SEC on January 28, 2004, July 23, 2004, December 29, 2004, January 3, 2005, January 4, 2005, January 17, 2005, January 20, 2005, January 21, 2005, January 25, 2005, February 1, 2005 and February 7, 2005; and

•	Current Report on Form 8-K filed with the SEC on August 17, 2004, containing a description of Toreador’s capital stock.

      We will provide these filings to any person, including any beneficial owner, to whom this prospectus is delivered, at no cost, upon written or oral request to Toreador as follows:

4809 Cole Avenue

Suite 108
Dallas, Texas 75205
Attn: Investor Relations

      You may call Crystal C. Bell of Toreador at 214.559.3933 or 800.966.2141 to request filings. You may also obtain any of the filings incorporated by reference in this prospectus from the SEC through the SEC’s website or the address listed above.

EXPERTS

      Our consolidated financial statements at December 31, 2003, and for the year then ended appearing in Toreador Resources Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Hein & Associates LLP, an independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      Our consolidated financial statements at December 31, 2002, and for each of the two years in the period ended December 31, 2002 appearing in Toreador Resources Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2003 have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

      The estimates relating to our proved oil and gas reserves and future net revenues of oil and gas reserves as of December 31, 2003 and 2002, included in or incorporated by reference in this prospectus from Toreador Resources Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003 and the estimates relating to our proved oil and gas reserves and future net revenue of oil and gas reserves as of December 31, 2004 set forth herein are based upon estimates of such reserves prepared by LaRoche Petroleum Consultants, Ltd. in reliance upon its reports and upon the authority of this firm as experts in petroleum engineering.

LEGAL MATTERS

      The validity of the shares of common stock offered under this prospectus will be passed upon for us by our lawyers, Haynes and Boone, LLP, Dallas, Texas. Certain legal matters will be passed upon for the underwriter by Bracewell & Patterson, L.L.P., Houston, Texas.

CERTAIN DEFINITIONS

      The following are certain defined terms used in this prospectus:

      “3D” or “3D Seismic.” An exploration method of sending energy waves or sound waves into the earth and recording the wave reflections to indicate the type, size, shape, and depth of subsurface rock formations. 3D seismic provides three-dimensional pictures.

      “Bbl.” One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

      “BOE.” Barrels of oil equivalent. BTU equivalent of six thousand cubic feet (Mcf) of natural gas which is equal to the BTU equivalent of one barrel of oil.

      “BTU.” British Thermal Unit.

      “DEVELOPMENT WELL.” A well drilled within the proved boundaries of an oil or natural gas reservoir with the intention of completing the stratigraphic horizon known to be productive.

      “DISCOUNTED PRESENT VALUE.” The present value of proved reserves is an estimate of the discounted future net cash flows from each property at the specified date, or as otherwise indicated. Net cash flow is defined as net revenues, after deducting production and ad valorem taxes, less future capital costs and operating expenses, but before deducting federal income taxes. The future net cash flows have been discounted at an annual rate of 10% to determine their “present value.” The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. In accordance with Securities and Exchange Commission rules, estimates have been made using constant oil and natural gas prices and operating costs at the specified date, or as otherwise indicated.

      “DRY HOLE.” A development or exploratory well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

      “EXPLORATORY WELL.” A well drilled to find and produce oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.

      “GROSS ACRES” or “GROSS WELLS.” The total number of acres or wells, as the case may be, in which a working or any type of royalty interest is owned.

      “MBbl.” One thousand Bbls.

      “MBOE.” One thousand BOE.

      “Mcf.” One thousand cubic feet of natural gas.

      “MMBOE.” One million BOE.

      “NET ACRES.” The sum of the fractional working or any type of royalty interests owned in gross acres.

      “PERMIT.” An area onshore or offshore that comprises a contiguous acreage, or leasehold, position on which an operator drills exploratory and/or development wells.

      “PRODUCING WELL” or “PRODUCTIVE WELL.” A well that is capable of producing oil or natural gas in economic quantities.

      “PROVED DEVELOPED RESERVES.” The oil and natural gas reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

      “PROVED RESERVES.” The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

      “PROVED UNDEVELOPED RESERVES.” The oil and natural gas reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

      “ROYALTY INTEREST.” An interest in an oil and natural gas property entitling the owner to a share of oil and natural gas production free of production costs.

      “SPUD.” To begin to drill a well.

      “UNDEVELOPED ACREAGE.” Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

      “WORKING-INTEREST.” The operating interest (not necessarily as operator) that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens, and to all exploration, development and operational costs including all risks in connection therewith.

1,250,000 Shares

TOREADOR RESOURCES CORPORATION

Common Stock

PROSPECTUS

MORGAN KEEGAN & COMPANY, INC.

February 11, 2005